    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1997.


                                                      REGISTRATION NO. 333-21317
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            THERAGENICS CORPORATION
             (Exact Name of Registrant as Specified in its Charter)
                             ---------------------

                      DELAWARE                                             58-1528626
           (State or Other Jurisdiction of                              (I.R.S. Employer
           Incorporation or Organization)                              Identification No.)

                             5325 OAKBROOK PARKWAY
                            NORCROSS, GEORGIA 30093
                                 (770) 381-8338
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                             ---------------------
                              M. CHRISTINE JACOBS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THERAGENICS CORPORATION
                             5325 OAKBROOK PARKWAY
                            NORCROSS, GEORGIA 30093
                                 (770) 381-8338
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

               RICHARD H. MILLER, ESQ.                              FREDERICK W. KANNER, ESQ.
       POWELL, GOLDSTEIN, FRAZER & MURPHY LLP                           DEWEY BALLANTINE
                   SIXTEENTH FLOOR                                 1301 AVENUE OF THE AMERICAS
             191 PEACHTREE STREET, N.E.                           NEW YORK, NEW YORK 10019-6092
               ATLANTA, GEORGIA 30303                                    (212) 259-8000
                   (404) 572-6600

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                             ------------------
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------
    If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                     PROPOSED             PROPOSED
                                                   AMOUNT             MAXIMUM             MAXIMUM             AMOUNT OF
                                                   TO BE          OFFERING PRICE         AGGREGATE          REGISTRATION
     TITLE OF SHARES TO BE REGISTERED          REGISTERED(1)         PER UNIT          OFFERING PRICE            FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.....   2,300,000 shares      $22.875(2)         $52,612,500(2)        $15,943(3)
----------------------------------------------------------------------------------------------------------------------------
Rights to Purchase Common Stock, $.01 par
  value(4).................................   2,300,000 rights          --                   --                  --
============================================================================================================================

(1) Includes 300,000 shares of Common Stock that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low reported prices of the Common Stock on the Nasdaq Stock Market on February 4, 1997.
(3) Previously paid.
(4) The Rights, which are attached to the shares of Common Stock being registered, will be issued for no additional consideration and, therefore, no additional registration fee is required.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 25, 1997


PROSPECTUS
                                2,000,000 SHARES

                          THERAGENICS CORPORATION LOGO

                                  COMMON STOCK
                               ------------------

     All of the shares of Common Stock offered hereby are being sold by Theragenics Corporation ("Theragenics" or the "Company").

     The Common Stock of the Company is listed on the Nasdaq National Market tier of The Nasdaq Stock Market(SM) ("Nasdaq") under the symbol "THRX." On February 26, 1997, the last sale price of the Common Stock as reported by Nasdaq was $24.75 per share.

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                                      UNDERWRITING
                                                 PRICE TO             DISCOUNT AND           PROCEEDS TO
                                                  PUBLIC             COMMISSIONS(1)           COMPANY(2)
--------------------------------------------------------------------------------------------------------------
Per Share                                           $                      $                      $
--------------------------------------------------------------------------------------------------------------
Total(3)                                            $                      $                      $
==============================================================================================================

   (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
   (2) Before deducting expenses payable by the Company estimated at
       $          .
   (3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting
       Discounts and Commissions and Proceeds to Company will be $          ,
       $          and $          , respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
               , 1997 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                               ------------------

SMITH BARNEY INC.                                                  DAIN BOSWORTH
                                                                   Incorporated

            , 1997

                                   [GRAPHICS]

                             ---------------------


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. See "Risk Factors" for a discussion of certain factors that should be carefully considered by prospective investors.

                                  THE COMPANY

     Theragenics is a leader in the production and marketing of implantable radiation devices used in the treatment of prostate cancer. The Company produces and markets TheraSeed(R), an FDA-licensed device based on Palladium-103 ("Pd-103"), a radioactive isotope. Management believes the Company is the only producer of Pd-103 for use in medical devices. In the treatment of prostate cancer, TheraSeeds(R) are implanted into the prostate in a one-time, minimally invasive procedure. The radiation emitted by the seeds is contained within the immediate prostate area, killing the tumor while sparing surrounding organs. TheraSeed(R) has been shown in independent clinical studies to offer success rates that are comparable to or better than other conventional therapies, while being associated with a reduced incidence of side effects. In addition, TheraSeed(R) offers significant quality of life and cost advantages. Since 1987, TheraSeed(R) has been used by physicians in nearly 300 centers across the United States in approximately 13,000 procedures for prostate cancer, including approximately 4,000 procedures in 1996. Sales of TheraSeed(R) increased 65% in 1995 and 58% in 1996 due to reliable production from the Company's cyclotron-based manufacturing process and increased demand for TheraSeed(R) as a result of significantly increased marketing efforts and the release of favorable clinical data. TheraSeed(R) has also been used on a limited basis to treat cancers of the pancreas, lung, head, neck, oral cavity, brain and eye.

     Prostate cancer is the most common form of cancer, and the second leading cause of cancer deaths, in men. It is expected to account for approximately 43% of all cancers to be diagnosed in men during 1997. Based on industry data, the Company estimates that the cost of treating prostate cancer exceeded $3.0 billion in the United States in 1995. The American Cancer Society estimates new cases of prostate cancer grew 30% in 1996 to 317,000 from 244,000 cases in 1995, with deaths associated with the disease estimated to have grown to 41,400 in 1996 from 40,000 in 1995. Principal reasons for the significant increase in new cases have been advances in diagnostic technology and increased media attention, including publicity regarding several highly visible individuals who have made public their battles with the disease. Estimates by the United States Bureau of Census indicate that the number of men most prone to prostate cancer, those 40 to 80 years old, will grow to 55 million by 2006 from 45 million in 1996. The Company estimates its market share in the treatment of localized, early-stage prostate cancer to be approximately 2.5%.

     TheraSeed(R) treatment is performed through a method called ultrasound guided transperineal seeding ("seeding"). In addition to seeding, prostate cancer can be treated with radical prostatectomy ("RP"), external beam radiation therapy ("EBRT"), hormone therapy, chemotherapy and watchful waiting. Hormone therapy and chemotherapy are generally not intended to be curative and are not actively used to treat localized, early-stage prostate cancer.

     Management believes TheraSeed(R) offers significant advantages over RP and EBRT. Recent multi-year clinical studies indicate that seeding offers success rates that are comparable to or better than those of RP or EBRT and reduced complication rates. In addition, the TheraSeed(R) treatment is a one-time outpatient procedure with a two to three day recovery period. By comparison, RP is an inpatient procedure typically accompanied by a three to seven day hospital stay and a four to six week recovery period, and EBRT involves six to eight weeks of daily radiation treatments. Treatment with TheraSeed(R) costs $10,000 to $15,000 per procedure, which is substantially lower than the cost of RP and comparable to the cost of EBRT. In addition, management believes TheraSeed(R) offers significant competitive advantages over Iodine-125 ("I-125"), an alternative radioisotope used in seeding, as a result of Pd-103's higher dose rate and shorter half-life.

     The Company's strategy is to enhance market penetration and maintain technological leadership in the field of radiological treatment of diseases by:
(i) increasing physician awareness of seeding and TheraSeed(R); (ii) maintaining a strong commitment to providing cancer information services to patients; (iii) maintaining technological leadership; (iv) exploring and evaluating opportunities for strategic alliances; (v) promoting seeding to health care payors; and (vi) exploring new distribution channels and product applications. See "Recent Developments -- Prospective Strategic Alliance" for a description of the Company's prospective strategic alliance with Indigo Medical, Inc. ("Indigo"), a subsidiary of Johnson & Johnson.


     Theragenics received an FDA license to market TheraSeed(R) in 1986 and commenced product sales in 1987. The Company has been profitable in every quarter since 1991. In 1992, management increased its control over the manufacture of TheraSeed(R) by integrating into the Company the production of Pd-103. This significantly increased capacity for the production of TheraSeed(R) while maintaining quality and regulatory compliance.

                              RECENT DEVELOPMENTS

Prospective Strategic Alliance

     On February 24, 1997, the Company entered into a letter of intent with Indigo Medical, Inc., a subsidiary of Johnson & Johnson, stating the intent to grant to Indigo the exclusive worldwide right to market and sell TheraSeed(R) for the treatment of prostate cancer. The letter of intent is subject to the completion of definitive documentation and approval by the respective Boards of Directors of the Company and Indigo. Under the terms of the proposed alliance, the Company will receive a fixed price per seed sold by Indigo in the United States and will participate in any unit price increases above a fixed gross sales price. Indigo would also assume responsibility for the education and training of urologists, radiation oncologists and other personnel involved in the use of TheraSeed(R). The Company will continue to be responsible for all manufacturing and distribution of TheraSeed(R). The terms of international collaboration would be negotiated in the future.

     The letter of intent also contemplates that Indigo will have a first right of negotiation with respect to additional uses of TheraSeed(R) and other products that may be developed by the Company. In addition, the letter of intent provides that upon the execution and delivery of a definitive marketing and sales agreement between the Company and Indigo, Johnson & Johnson Development Corporation will purchase $5.0 million of Common Stock from the Company at a price based on the market price of the Common Stock.

     Management believes the proposed alliance with Indigo would provide for sales growth and international expansion while allowing the Company to focus its resources on maintaining its leadership in the production of Pd-103 for prostate cancer treatment and other potential applications. By leveraging the extensive worldwide marketing capability of Indigo and Johnson & Johnson, the Company would eliminate the need to develop an extensive, vertically integrated sales, marketing and education and training network. No assurance can be given, however, that the Company and Indigo will enter into a definitive agreement or that it will have the anticipated effect on the Company.

Adoption of Stockholder Rights Plan

     On February 14, 1997, the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's stockholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all stockholders equally, the acquisition in the open market of shares constituting control without offering fair value to all stockholders and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the Board of Directors to represent stockholders' interests fully. See "Recent Developments -- Adoption of Stockholder Rights Plan."

                                  THE OFFERING

Common Stock being offered..................    2,000,000 shares(1)

Common Stock outstanding after the
offering....................................    13,841,778 shares(1)(2)

Use of proceeds.............................    To finance the purchase of
                                                additional cyclotrons and the
                                                construction of manufacturing
                                                and office facilities and for
                                                general corporate purposes

Nasdaq National Market Symbol...............    THRX

                             SUMMARY FINANCIAL DATA
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1994       1995       1996
                                                              --------   --------   --------
STATEMENT OF EARNINGS DATA:
Product sales...............................................  $  4,723   $  7,782   $ 12,257
Cost of product sales.......................................     1,791      2,645      3,736
Selling, general and administrative.........................     1,844      2,396      3,198
Research and development....................................        15         18          7
Net earnings................................................       730      1,772      3,385
Earnings per common share...................................  $   0.06   $   0.15   $   0.28
Weighted average shares.....................................    11,583     11,759     12,259
OTHER DATA:
Capital expenditures........................................  $  3,377   $  2,427   $  8,556
Number of operational cyclotrons at year-end................         1          2          3
Number of TheraSeeds(R) sold................................   122,837    202,872    319,474

                                                                 DECEMBER 31, 1996
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(3)
                                                              -------   --------------
BALANCE SHEET DATA:
Cash and short-term investments.............................  $ 2,986      $49,111
Property, plant and equipment, net..........................   17,586       17,586
Total assets................................................   23,689       69,814
Long-term debt, including current installments..............    3,458        3,458
Shareholders' equity........................................   19,385       65,510

---------------

(1) Does not include up to 300,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) Based upon the number of shares outstanding as of February 26, 1997. Excludes 799,000 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's existing stock option plans and 60,000 shares of Common Stock issuable upon exercise of warrants. See "Capitalization" and Note G of Notes to Financial Statements.
(3) Adjusted to give effect to the sale of the shares of Common Stock offered hereby (at an assumed public offering price of $24.75 per share) and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."
                             ---------------------

     Unless otherwise indicated, information in this Prospectus assumes no exercise of the Underwriters' option to purchase from the Company up to 300,000 additional shares of Common Stock to cover over-allotments, if any. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should consider carefully the following factors and other information contained in this Prospectus before purchasing the Common Stock offered hereby.

EARLY STAGE OF PRODUCT COMMERCIALIZATION

     The Company's products are in an early stage of commercialization. Substantially all of the Company's revenues to date have been generated by sales of its principal product, TheraSeed(R), to physicians for the treatment of prostate cancer. Although TheraSeed(R) has been commercially available since 1987, sales of TheraSeed(R) currently account for only an estimated 2.5% share of the market for the treatment of early-stage, localized prostate cancer. The Company's long-term success depends on its ability to manufacture, market and distribute TheraSeed(R) to a larger portion of the medical community. The time frame necessary to accomplish these objectives is long and uncertain. There can be no assurance that the Company will be able to continue to manufacture TheraSeed(R) at an acceptable cost and appropriate quality, that the Company will be able to develop new products or attain regulatory approval for such products or that the Company will be able to increase sales in its target market. The likelihood of the Company's future success must be considered in light of these and other difficulties, expenses and delays frequently encountered in connection with the commercialization of medical device products. See "Business -- Production" and "-- Marketing."

UNCERTAINTY OF MARKET ACCEPTANCE; RELIANCE ON A SINGLE PRODUCT

     Ultrasound guided transperineal seeding, currently the most prevalent seeding technique practiced by physicians, is a relatively new treatment method for prostate cancer with a relatively early level of market penetration. There can be no assurance that seeding will gain significant market acceptance among physicians, patients and health care payors. The continued success of the Company's products depends on maintaining and increasing favorable perceptions by patients, doctors and medical researchers regarding the safety, efficacy and cost-effectiveness of TheraSeed(R). Management believes that recommendations by physicians and health care payors will be essential to increase market acceptance of seeding, and there can be no assurance that any such recommendations will be obtained. Physicians will not recommend seeding unless they conclude, based on clinical data and other factors, that it is an attractive alternative to other methods of prostate cancer treatment, including RP and EBRT. In particular, RP has a long history as the treatment of choice for early-stage, localized prostate cancer, and many physicians have been trained in this procedure. Moreover, in comparison to seeding, RP has more extensive long-term outcomes data due to its establishment in the medical community. The current seeding procedure employs sophisticated ultrasound and computer technology for the precise placement of seeds in the prostate. An older method of seed placement used as a treatment for prostate cancer was first developed in the early 1970s, but fell into disfavor because the surgical technique then employed (the "free-hand" technique) led to suboptimal clinical results. Some negative perceptions of seeding in general persist as a result of the failures of the free-hand technique. In addition, negative results from other radiation treatment methods, particularly EBRT, could create an unfavorable public perception of radiation treatment for prostate cancer in general, which would adversely affect public acceptance of seeding. Reimbursement levels for seeding relative to other treatment options will also affect physician acceptance. See "-- Effect of Reimbursement Policies."

     Although the Company's strategy includes exploring opportunities for marketing TheraSeed(R) in international markets, physicians in many countries, including most European countries, do not aggressively treat prostate cancer. No assurance can be given that TheraSeed(R) will be an accepted method of treatment outside the United States even if physicians in international markets aggressively treat prostate cancer.

     The Company has concentrated its efforts primarily on the development of TheraSeed(R) and is dependent on the continuing commercialization of this product to generate revenues. Because substantially all of the Company's revenues are derived from the sale of TheraSeed(R), slow market acceptance or a reduction in demand for TheraSeed(R) could have a material adverse effect on the Company's business, financial condition and results of operations. Although management plans to use the Company's core technology to develop additional products, there can be no assurance that such products will be successfully developed, achieve therapeutic efficacy, be approved by regulatory authorities or be successfully marketed. See "Business -- Strategy,"
"-- Marketing," "-- Competition" and "-- Government Regulation."

PRODUCTION RISKS; MANUFACTURING EXPANSION

     The Company's manufacturing process requires, among other things, the use of cyclotrons, which are used to manufacture Pd-103 for TheraSeed(R). Cyclotron capacity and performance directly affect the Company's ability to achieve and increase sales levels. Due to the intricate nature of cyclotrons and the Company's exacting specifications for their performance, planned downtime for maintenance and repair is crucial and unexpected downtime may occur. Unexpected mechanical breakdowns or other production delays could materially adversely affect the Company's production capacity and its business, financial condition and results of operations.

     The Company currently operates three cyclotrons, with a fourth cyclotron expected to be operational during the first quarter of 1997. In order to achieve planned revenue growth, the Company must significantly expand its manufacturing capacity. The Company has ordered an additional four cyclotrons, which are scheduled to become operational during 1998. The Company experienced a lengthy period of unexpected downtime on its first cyclotron in late 1993 and has experienced difficulties with the installation of its third cyclotron. The Company may encounter further unexpected delays or costs in its expansion of production capacity. Manufacturing or quality control problems may arise as the Company increases production or as additional manufacturing capacity is required in the future. These factors, coupled with the long lead time (in excess of 18 months) associated with the purchase of cyclotrons and the construction of specially designed facilities to house the equipment, may have an adverse impact on the Company's business, financial condition and results of operations. See "Business -- Production."

DEPENDENCE ON POTENTIAL MARKETING ALLIANCE

     On February 24, 1997, the Company entered into a letter of intent with Indigo stating the intent to grant to Indigo the exclusive worldwide right to market and sell TheraSeed(R) for the treatment of prostate cancer. The consummation of this marketing alliance is subject, among other things, to the negotiation and execution of a definitive agreement specifying the terms of the arrangement. No assurance can be given that the Company will enter into such an agreement on the terms specified in the letter of intent or otherwise. Failure to establish such an arrangement could have a material adverse effect on the market price for the Common Stock.

     Under the terms of the proposed alliance, Indigo will assume exclusive responsibility for the sales and marketing of TheraSeed(R) for the treatment of prostate cancer and the Company will receive a fixed price per seed sold by Indigo in the United States and will participate in any unit price increases above a fixed gross price. As a result, the Company's results of operations would be dependent upon Indigo's marketing efforts. Although management believes Indigo will have an economic motivation to market TheraSeed(R) vigorously, the Company will be unable to control the amount and timing of resources to be devoted to such efforts. Failure to successfully market TheraSeed(R) under the terms of the proposed alliance or any other arrangement could have a material adverse effect on the Company's business, financial condition and results of operations. See "Recent Developments -- Prospective Strategic Alliance" and "Business -- Strategy" and "-- Marketing."

MANAGEMENT OF GROWTH

     The Company has experienced a period of rapid growth that has placed, and will continue to place, significant demands on its management, manufacturing and other resources. The Company's future performance will depend in part on its ability to manage growth and adjust its operations accordingly. In addition, the Company's ability to manage its growth effectively will require continued enhancement of its manufacturing, research and development and other operations and the attraction, training and retention of key employees. If management were to become unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially adversely affected. See "-- Retention of and Dependence on Key Personnel."

RELIANCE ON INDEPENDENT EQUIPMENT MANUFACTURERS

     Management believes that the Company's cyclotron-based manufacturing process provides the most cost-effective and reliable means of manufacturing Pd-103. Management is aware of only a limited number of manufacturers that can produce cyclotrons conforming to the size and quality specifications required by the Company. The Company acquired each of its cyclotrons from a single independent contractor and has contracted with this manufacturer to provide and install the four additional cyclotrons currently on order. As with any independent contractor, such contractor is not employed or otherwise controlled by the Company and is generally free to conduct its business at its own discretion. Although this contractor has entered into contracts with the Company to manufacture four additional cyclotrons, such contracts can be terminated at any time under certain circumstances by either the Company or the contractor and can be breached at any time. Furthermore, work stoppages, slowing of production or other delays by such independent contractor could have a material adverse effect on the Company's operations. The Company has not made arrangements for the manufacture of cyclotrons from other suppliers, and no assurance can be given that acceptable alternative arrangements could be made on a timely basis or at all. Additionally, the long lead time associated with the purchase of a cyclotron would add significantly to the delay that would result from the need to change cyclotron manufacturers unexpectedly. Any delay in meeting the Company's production schedule for TheraSeed(R) could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, because the Company's contracts with its independent cyclotron manufacturer are denominated in Belgian francs, the Company is exposed to currency fluctuation risks. See "Business -- Production."

TECHNOLOGICAL DEVELOPMENTS AND COMPETITION

     The Company competes in a market characterized by technological innovation, extensive research efforts and significant competition. New developments in technology may have a material adverse effect on the development or sale of the Company's products and may render such products noncompetitive or obsolete. Other companies, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than the Company, are currently engaged in the development of products and innovative methods for treating cancer that are similar to, or compete with, the Company's products and technologies. In addition, a start-up company based in Belgium founded by former employees of the Company has recently indicated an intent to produce Pd-103 in the future and market a device similar to TheraSeed(R) for use in the treatment of prostate cancer and other applications. Significant developments by any of these companies or advances by medical researchers at universities, government research facilities or private research laboratories could eliminate the market for the Company's principal product or otherwise render the Company's principal product obsolete. Furthermore, if demand for TheraSeed(R) increases as a result of wider acceptance of seeding in the treatment of prostate cancer, companies with substantially greater financial resources than the Company, as well as extensive experience in research and development, the regulatory approval process and manufacturing and marketing, may elect to develop seeding treatments and products that are similar to those of the Company.

     TheraSeed(R) competes with prostate cancer treatment methods that are well established in the medical community, including RP and EBRT. RP has been performed for 30 years and has long been considered to be the medical standard for the treatment of early stage, localized prostate cancer, the stage of cancer most appropriate for seeding treatment. Although favorable clinical results for seeding have been released, more extensive outcomes data is available for RP. Urologists continue to perform RP with considerable frequency, with the annual number of RPs increasing significantly over the past five years.

GOVERNMENT REGULATION

     The manufacture and sale of the Company's products are subject to stringent government regulation in the United States and other countries. Currently, TheraSeed(R) has 510(k) clearance from the FDA for commercial distribution in the United States. FDA and other governmental approvals and clearances are subject to continual review, and later discovery of previously unknown problems may result in restrictions on a product's marketing or withdrawal of the product from the market. The commercial distribution in the United States of any new products developed by the Company will be dependent on obtaining the prior approval or clearance of the FDA, which can take many years and entail significant costs. No assurances can be made that any such approval or clearance will be obtained on a timely basis or at all. In countries where the Company's products are not currently approved, the use or sale of the Company's products will require approval by government agencies comparable to the FDA. The process of obtaining such approvals is lengthy, expensive and uncertain. There can be no assurance that the necessary approvals for the marketing of the Company's products in other markets will be obtained on a timely basis or at all. The Company is also required to adhere to applicable FDA regulations for Good Manufacturing Practices ("GMP"), including extensive record keeping and reporting and periodic inspections of its manufacturing facilities. Similar requirements are imposed by governmental agencies in other countries.

     The Company's manufacturing operations involve the manufacturing and possession of radioactive materials, which are subject to stringent regulation. The users of the Company's TheraSeed(R) product are also required to possess licenses issued by the states in which they reside or the U.S. Nuclear Regulatory Commission (the "NRC"). Use licenses are also required by some of the foreign jurisdictions in which the Company may seek to market its products. There can be no assurance that current licenses held by the Company for its manufacturing operations will remain in force or that additional licenses required for the Company's operations will be issued. There also can be no assurance that the Company's customers will receive or retain the radioactive materials licenses required to possess and use TheraSeed(R) or that delays in the granting of such licenses will not hinder the Company's ability to market its products. Furthermore, regulation of the Company's radioactive materials manufacturing processes involves the imposition of financial requirements related to public safety and decommissioning, and there are high costs and regulatory uncertainties associated with the disposal of radioactive waste generated by the Company's manufacturing operations. There can be no assurance that the imposition of such requirements and the costs and regulatory restrictions associated with disposal of waste will not, in the future, adversely affect the Company's business, financial condition and results of operations.

     Failure to obtain and maintain regulatory approvals, licenses and permits could significantly delay the Company's marketing efforts. Furthermore, changes in or interpretations of existing regulations or the adoption of new restrictive regulations could adversely affect either the obtaining or timing of future regulatory approvals. Failure to comply with applicable regulatory requirements could result in, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions or criminal prosecution and materially adversely affect the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY RIGHTS; DEPENDENCE ON TRADE SECRETS

     The Company's success will depend, in part, on its ability to obtain, assert and defend patent rights, protect trade secrets and operate without infringing the proprietary rights of others. The Company holds rights to issued United States and foreign patents. There can be no assurance that rights under patents held by or licensed to the Company will provide it with competitive advantages or that others will not independently develop similar products or design around or infringe the patents or other proprietary rights owned by or licensed to the Company. For example, certain former employees of the Company have recently formed a company that intends to produce Pd-103 and market a device similar to TheraSeed(R). In addition, there can be no assurance that any patent obtained or licensed by the Company will be held to be valid and enforceable if challenged by another party.

     There can be no assurance that patents have not been issued or will not be issued in the future that conflict with the Company's patent rights or prevent the Company from marketing its products. Such conflicts could result in a rejection of the Company's or its licensors' patent applications or the invalidation of patents, which could have a material adverse effect on the Company's business, financial condition and results of operations. In the event of such conflicts, or in the event the Company believes that competitive products infringe patents to which the Company holds rights, the Company may pursue patent infringement litigation or interference proceedings against, or may be required to defend against litigation or proceedings involving, holders of such conflicting patents or competing products. There can be no assurance that the Company will be successful in any such litigation or proceeding, and the results and cost of such litigation or proceeding may materially adversely affect the Company's business, financial condition and results of operations. In addition, if patents that contain dominating or conflicting claims have been or are subsequently issued to others and such claims are ultimately determined to be valid, the Company may be required to obtain licenses under patents or other proprietary rights of others. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays or could find that the development, manufacture or sale of products requiring such licenses is foreclosed.

     The Company relies to a significant degree on trade secrets, proprietary know-how and technological advances that are either not patentable or that the Company chooses not to patent. The Company seeks to protect non-patented proprietary information, in part, by confidentiality agreements with suppliers, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. The disclosure to third parties of proprietary non-patented information could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Licenses; Trade Secrets."

EFFECT OF REIMBURSEMENT POLICIES

     A substantial percentage of the patients treated for prostate cancer in the United States are covered by Medicare, and consequently, the costs for prostate cancer treatment are subject to Medicare's prescribed rates of reimbursement. Medicare reimbursement amounts for seeding are currently significantly less than for RP. Although seeding requires less physician time than RP, reimbursement amounts, when combined with physician familiarity with RP, provide disincentives for urologists to perform seeding. There can be no assurance that (i) current or future limitations or requirements for reimbursement by Medicare or other third party payors for prostate cancer treatment will not materially adversely affect the market for TheraSeed(R), (ii) health administration authorities outside of the United States will provide reimbursement at acceptable levels or at all or
(iii) any such reimbursement will continue at rates that enable the Company to maintain prices at levels sufficient to realize an appropriate return.

RISK OF PRODUCT LIABILITY CLAIMS

     The Company's business is subject to product liability risks inherent in the testing, manufacturing and marketing of medical devices. To date, no product liability claims have been asserted against the Company. The Company maintains a product liability and general liability insurance policy with coverage of an annual aggregate maximum of $5 million. The Company's product liability and general liability policy is provided on a claims made basis and is subject to annual renewal. There can be no assurance that liability claims will not exceed the scope of coverage or limits of such policies or that such insurance will continue to be available on commercially reasonable terms or at all. If the Company does not or cannot maintain sufficient liability insurance, its ability to market its products may be significantly impaired. In addition, product liability claims, as well as negative publicity arising out of such claims, could have a material adverse effect on the business, financial condition and results of operations of the Company.

NEED FOR FUTURE CAPITAL

     The Company's capital requirements have been and are expected to continue to be significant. The Company plans to use a substantial portion of the net proceeds of this offering to fund expansion of its production capacity. The Company also has an available credit facility to help finance the Company's growth and expansion. Although management believes the Company's existing capital resources, together with the net proceeds from this offering, available credit and future operating cash flows, will be sufficient to fund the Company's planned expansion over the next 24 months, there can be no assurance that such sources will be sufficient to fund its planned expansion. The Company's capital requirements will depend on numerous factors, including the time and cost involved in expanding production capacity, the cost involved in protecting the proprietary rights of the Company and the time and expense involved in obtaining required regulatory approval to market TheraSeed(R) in new markets or similar approval for new products of the Company.

RETENTION OF AND DEPENDENCE ON KEY PERSONNEL

     The Company's ability to develop marketable products, to market its products and services and to establish and maintain its competitive position will depend, to a significant extent, on its ability to attract and retain highly skilled management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company carries a key person life insurance policy on its Chief Executive Officer in the amount of $1.0 million. The Company has entered into employment agreements with the Company's President and Chief Executive Officer and its Chief Financial Officer.

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BYLAW AND DELAWARE LAW PROVISIONS; STOCKHOLDER RIGHTS PLAN

     Certain provisions of the Company's Certificate of Incorporation, Bylaws and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that investors might be willing to pay in the future for shares of the Common Stock. These provisions include (i) a board divided into three classes, each of which serves for a staggered three-year term, (ii) a requirement that special meetings of shareholders be called only by the Board of Directors or by any officer instructed by the directors to call a special meeting and (iii) advance notice requirements for shareholder proposals and nominations to the Board of Directors. The Company is also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested shareholder" for a period of three years following the date that such shareholder became an interested shareholder.

     On February 14, 1997, the Company's Board of Directors adopted a Stockholder Rights Plan. The Rights Plan contains provisions to protect the Company's stockholders in the event of an unsolicited offer to acquire the Company or certain other occurrences. Pursuant to the Rights Plan, the Board of Directors declared and paid a dividend of one share purchase right (a "Right") for each outstanding share of Common Stock held of record as of February 28, 1997. The Rights initially will be represented by, and traded together with, the Common Stock. The Rights are not currently exercisable and do not become exercisable unless certain events occur, including the acquisition of, or commencement of a tender offer for, 15% or more of the outstanding Common Stock. Each Right represents the right to purchase from the Company one share of Common Stock at a purchase price of $120.00, subject to adjustment. In the event certain triggering events occur, including the acquisition of 20% or more of the outstanding Common Stock, each Right that is not held by a holder of 20% or more of the outstanding Common Stock will entitle its holder to purchase additional shares having a market value of twice the purchase price. As a result, the Rights Plan could add substantially to the cost of acquiring the Company, and consequently could delay or prevent a change in control of the Company. These effects could adversely affect the market price of the Common Stock. See "Recent Developments -- Adoption of Stockholder Rights Plan."

VOLATILITY OF MARKET PRICE OF COMMON STOCK

     From time to time after this offering, there may be significant volatility in the market price of the Common Stock. Quarterly operating results of the Company or other companies in the same line of business, publication of the results of studies involving seeding or TheraSeed(R), developments involving the Company's proprietary rights, changes in reimbursement levels, changes in general conditions in the medical community or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

                                  THE COMPANY

     The Company was incorporated under the laws of the State of Delaware in November 1981. The Company's executive offices are located at 5325 Oakbrook Parkway, Norcross, Georgia 30093, and its telephone number is (770) 381-8338.

                              RECENT DEVELOPMENTS

Prospective Strategic Alliance

     On February 24, 1997, the Company entered into a letter of intent with Indigo Medical, Inc., a subsidiary of Johnson & Johnson, stating the intent to grant to Indigo the exclusive worldwide right to market and sell TheraSeed(R) for the treatment of prostate cancer. The letter of intent is subject to the completion of definitive documentation and approval by the respective Boards of Directors of the Company and Indigo. Under the terms of the proposed alliance, the Company will receive a fixed price per seed sold by Indigo in the United States and will participate in any unit price increases above a fixed gross sales price. Indigo would also assume responsibility for the education and training of urologists, radiation oncologists and other personnel involved in the use of TheraSeed(R). The Company will continue to be responsible for all manufacturing and distribution of TheraSeed(R). The terms of international collaboration would be negotiated in the future.

     The letter of intent also contemplates that Indigo will have a first right of negotiation with respect to additional uses of TheraSeed(R) and other products that may be developed by the Company. In addition, the letter of intent provides that upon the execution and delivery of a definitive marketing and sales agreement between the Company and Indigo, Johnson & Johnson Development Corporation will purchase $5.0 million of Common Stock from the Company at a price based on the market price of the Common Stock.

     Management believes the proposed alliance with Indigo would provide for sales growth and international expansion while allowing the Company to focus its resources on maintaining its leadership in the production of Pd-103 for prostate cancer treatment and other potential applications. By leveraging the extensive worldwide marketing capability of Indigo and Johnson & Johnson, the Company would eliminate the need to develop an extensive, vertically integrated sales, marketing and education and training network. No assurance can be given, however, that the Company and Indigo will enter into a definitive agreement or that it will have the anticipated effect on the Company.

Adoption of Stockholder Rights Plan

     On February 14, 1997, the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's stockholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all stockholders equally, the acquisition in the open market of shares constituting control without offering fair value to all stockholders and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the Board of Directors to represent stockholders' interests fully. Pursuant to the Rights Plan, the Board of Directors declared and paid a dividend of one share purchase right (a "Right") for each outstanding share of Common Stock held of record as of February 28, 1997. The Rights, which will expire in February 2007, initially will be represented by, and traded together with, the Common Stock. The Rights are not currently exercisable and do not become exercisable unless certain events occur, including the acquisition of, or commencement of a tender offer for, 15% or more of the outstanding Common Stock. Each Right represents the right to purchase from the Company one share of Common Stock at a purchase price of $120.00, subject to adjustment. In the event certain triggering events occur, including the acquisition of 20% or more of the outstanding Common Stock, each Right that is not held by the 20% or more stockholder will entitle its holder to purchase additional shares of Common Stock having a market value of twice the purchase price. As a result, the Rights Plan could add substantially to the cost of acquiring the Company, and consequently could delay or prevent a change in control of the Company. These effects could adversely affect the market price of the Common Stock. Prior to the time the Rights become exercisable, the Board of Directors may redeem the Rights at a redemption price of $.01 per Right. The description and terms of the Rights are set forth in a Rights Agreement dated as of February 17, 1997 by and between the Company and SunTrust Bank, Atlanta, as Rights Agent.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock being offered hereby are estimated to be $46.1 million ($53.1 million if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $24.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company intends to utilize approximately $20.0 million of the net proceeds for the purchase of four additional cyclotrons during the next two fiscal years and to construct facilities to house the cyclotrons, assembly facilities and additional executive and administrative office space. The remaining proceeds will be used for working capital and for general corporate purposes, including but not limited to expenses or capital expenditures incurred in the purchase of additional cyclotrons, marketing, research and development and automation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending such uses, the Company intends to invest the net proceeds in short-term, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States or its agencies.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996 and as adjusted to reflect the sale by the Company of the shares of Common Stock offered hereby at an assumed public offering price of $24.75 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                DECEMBER 31, 1996
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Long-term debt, including current installments..............  $ 3,458      $ 3,458
                                                              -------      -------
Shareholders' equity:
  Common Stock, $.01 par value, 50,000,000 shares
     authorized; 11,814,278 shares issued and outstanding,
     actual; 13,814,278 issued and outstanding, as
     adjusted(1)............................................      118          138
  Additional paid-in capital................................   17,617       63,722
  Retained earnings.........................................    1,650        1,650
                                                              -------      -------
          Total shareholders' equity........................   19,385       65,510
                                                              -------      -------
          Total capitalization..............................  $22,843      $68,968
                                                              =======      =======

---------------

(1) Excludes 826,500 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's existing stock option plans at a weighted average exercise price of $7.22 per share and 60,000 shares of Common Stock issuable upon exercise of warrants at an exercise price of $7.50 per share. See Note G of Notes to Financial Statements.

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on its Common Stock. It is the present policy of the Board of Directors to retain all earnings to support operations and to finance expansion. Consequently, the Board of Directors does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. The Company's current credit facility limits the amount of dividends payable on the Common Stock to a maximum of 25% of the Company's annual net income after tax. Decisions on the payment and amount of future dividends on the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other relevant factors as determined by the Board of Directors.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is listed on Nasdaq under the symbol "THRX." The following table sets forth, for the calendar quarters indicated, the high and low sale prices of the Common Stock as reported on Nasdaq.

                                                               HIGH        LOW
                                                              -------    -------
1995
  First Quarter.............................................  $  3.75    $  2.25
  Second Quarter............................................     6.50       3.13
  Third Quarter.............................................     6.38       4.88
  Fourth Quarter............................................    12.50       4.88

1996
  First Quarter.............................................    12.25       7.00
  Second Quarter............................................    18.63       8.63
  Third Quarter.............................................    19.25      11.75
  Fourth Quarter............................................    25.63      16.00

1997
  First Quarter (through February 26, 1997).................    27.63      17.88

     On February 26, 1997, the last reported sale price of the Common Stock on Nasdaq was $24.75 per share. As of February 26, 1997, there were 752 holders of record of the Common Stock.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 have been derived from the financial statements of the Company included elsewhere herein, which have been audited by Grant Thornton LLP, independent certified public accountants. The selected financial data as of December 31, 1992, 1993 and 1994 and for each of the years in the two-year period ended December 31, 1993 have been derived from the financial statements of the Company, which have been audited by Grant Thornton LLP but are not included herein. The selected financial data set forth below should be read in conjunction with the financial statements of the Company and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                         YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1992       1993       1994       1995       1996
                                           -------    -------    -------    -------    -------
                                           (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE
                                                                  DATA)
STATEMENT OF EARNINGS DATA:
Product sales............................  $ 4,379    $ 4,091    $ 4,723    $ 7,782    $12,257
Licensing fees...........................       --         --         --         85        100
                                           -------    -------    -------    -------    -------
                                             4,379      4,091      4,723      7,867     12,357
Cost of product sales....................    1,227      1,678      1,791      2,645      3,736
Selling, general and administrative......    1,639      1,607      1,844      2,396      3,198
Research and development.................       63         36         15         18          7
                                           -------    -------    -------    -------    -------
                                             2,929      3,321      3,650      5,059      6,941
Other income (expense)...................       68        (86)       110         64         36
                                           -------    -------    -------    -------    -------
Net earnings before income taxes,
  extraordinary credit and cumulative
  effect of change in accounting
  principle..............................    1,518        684      1,183      2,872      5,452
Income tax expense.......................      582        254        453      1,100      2,067
                                           -------    -------    -------    -------    -------
Net earnings before extraordinary credit
  and change in accounting method........      936        430        730      1,772      3,385
Extraordinary credit.....................      556         --         --         --         --
Change in accounting method..............       --      2,860         --         --         --
                                           -------    -------    -------    -------    -------
Net earnings.............................  $ 1,492    $ 3,290    $   730    $ 1,772    $ 3,385
                                           =======    =======    =======    =======    =======
Earnings per common share before
  extraordinary credit and change in
  accounting method......................  $  0.08    $  0.04    $  0.06    $  0.15    $  0.28
Earnings per common share................  $  0.13    $  0.28    $  0.06    $  0.15    $  0.28
Weighted average shares..................   11,431     11,709     11,583     11,759     12,259

                                                              DECEMBER 31,
                                           ---------------------------------------------------
                                            1992       1993       1994       1995       1996
                                           -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and short-term investments..........  $ 2,928    $ 3,083    $ 2,317    $ 3,266    $ 2,986
Property, plant and equipment, net.......    3,404      5,647      8,458     10,073     17,586
Total assets.............................    7,851     12,619     14,169     16,878     23,689
Long-term debt, including current
  installments...........................       --      1,330      1,989      1,519      3,458
Shareholders' equity.....................    7,445     11,034     11,810     14,769     19,385

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Theragenics was founded in 1981 and is engaged in the manufacture and sale of TheraSeed(R), a rice-sized device used for the treatment of localized prostate cancer in a one-time, minimally invasive procedure. In 1986, the Company received FDA clearance for its principal product, TheraSeed(R), for use in any solid localized tumor. Sales increased 65% in 1995 and 58% in 1996 due to reliable production from the Company's cyclotrons and increased demand for TheraSeed(R) as a result of significantly increased marketing efforts and the release of favorable clinical data relating to the use of TheraSeed(R). TheraSeed(R) has been used in an estimated 13,000 procedures for prostate cancer since 1987, including approximately 4,000 procedures in 1996.

     Production of Pd-103, the radioisotope supplying the therapeutic radiation of TheraSeed(R), has always been a controlling factor in the Company's efforts to generate sales. Until 1993, the Company used a manufacturing process that required it to contract with third parties for enrichment services that were necessary to produce a useable feed material for production of Pd-103 in a nuclear reactor. Additionally, the Company was dependent on a university and a United States government reactor for the irradiation of this feed material to yield Pd-103. These factors combined to limit the availability of Pd-103 on a timely and consistent basis.

     To increase its control over the timely and consistent availability, quality and cost of Pd-103, the Company converted to an alternative means of producing Pd-103 using a cyclotron. In 1992, the Company contracted for the purchase of a cyclotron for in-house production of Pd-103. After the cyclotron was delivered and reliable production of Pd-103 was demonstrated, the Company discontinued its reliance on outside vendors for enrichment and irradiation services.

     In view of the scale of the investment necessary to add cyclotrons and the Company's limited access to debt and equity capital, the Company undertook a slow and measured roll-out of its TheraSeed(R) product. Management focused primarily on the careful development of relationships with the physician community and on ensuring that the Company's production capabilities could meet demand for its product. The Company added additional cyclotrons in 1995 and 1996, and a fourth cyclotron is scheduled to become operational in early 1997. Because a cyclotron does not become available for production until approximately 18 months after it is ordered, the accuracy of the Company's long-term plans can significantly affect its results of operations. The delivery of cyclotrons prior to a commensurate increase in demand could adversely impact margins, while inadequate cyclotron capacity could limit the Company's ability to meet demand and achieve maximum sales growth.

     The Company has recently commenced a $20.0 million capital expansion project that includes the purchase of four additional cyclotrons and the construction of new production and administrative facilities. Although no assurances can be given, management expects that one new cyclotron will become operational during each quarter of fiscal 1998. Management intends to apply a substantial portion of the net proceeds of this offering toward the purchase of the cyclotrons to be installed in fiscal 1998 and use the remainder for working capital and other corporate purposes as appropriate. See "Use of Proceeds" and "-- Liquidity and Capital Resources."

     On February 24, 1997, the Company entered into a letter of intent with Indigo Medical, Inc., a subsidiary of Johnson & Johnson, stating the intent to grant to Indigo the exclusive worldwide right to market and sell TheraSeed(R) for the treatment of prostate cancer. Under the terms of the proposed alliance, the Company will receive a fixed price per seed sold by Indigo in the United States and will participate in any unit price increases above a fixed gross sales price. Indigo would also assume responsibility for the education and training of urologists, radiation oncologists and other personnel involved in the use of TheraSeed(R). The Company will continue to be responsible for all manufacturing and distribution for TheraSeed(R). The terms of international collaboration would be negotiated in the future.

     Should a definitive agreement be reached, management expects that the proposed alliance would result in higher sales volume that would offset the reduced price received by the Company for its product and would provide avenues for international expansion. Based on the Company's ability to utilize Indigo's sales, marketing and education and training network, management also anticipates that an alliance with Indigo would significantly reduce the increases in selling, general and administrative expense that would be necessary to generate and respond to any future sales increases. In addition, management expects that increased volume would require the Company to purchase additional cyclotrons and plans to order additional cyclotrons at a rate commensurate with demand in the event a definitive agreement with Indigo is reached. No assurance can be given, however, that the Company and Indigo will successfully negotiate or execute a definitive agreement or that it will have the anticipated effect on the Company's results of operations.

RESULTS OF OPERATIONS

     Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Product sales were $12.3 million in 1996 compared to $7.8 million in 1995, an increase of $4.5 million, or 57.7%. This increase was due to increased shipments of TheraSeed(R) as a result of reliable production from the Company's cyclotron-based manufacturing process and increased demand for TheraSeed(R) as a result of significantly increased marketing efforts and the release of favorable clinical data. During the periods presented, the Company engaged in significant marketing efforts to educate both physicians and patients as to the availability of this treatment option. Sales also reflect that the Company had two cyclotrons available to meet sales demand throughout 1996 as compared to only one cyclotron until April 1995.

     Licensing fees represent royalty payments with respect to the Company's licensed TheraSphere(R) technology. Management does not expect licensing fees to become material in the foreseeable future. See Note F of Notes to Financial Statements.

     Cost of product sales was $3.7 million in 1996 compared to $2.6 million in 1995, an increase of $1.1 million, or 42.3%. This increase was due primarily to incremental staffing and cyclotron related costs. Staffing increases were necessary to respond to and anticipate sales growth. Cyclotron operating costs and depreciation increased as the Company's second cyclotron ran for the entire year and the third cyclotron was placed in service. The third cyclotron came on-line behind schedule in the fourth quarter of 1996 and is experiencing start-up difficulties. As cyclotrons come on-line, margins decline because each machine represents excess capacity for a period while carrying its full component of fixed costs, including depreciation. As a percentage of product sales, cost of product sales decreased from 34.0% in 1995 to 30.5% in 1996. This decrease resulted from economies of scale, offset in part by margin pressures related to bringing the third cyclotron into production.

     Selling, general and administrative expense was $3.2 million in 1996 compared to $2.4 million in 1995, an increase of $803,000, or 33.5%. This increase reflects higher expenditures in a number of areas to support increased sales. Marketing expenditures increased, as did staffing costs in response to increasing workloads and responsibilities brought on by growth. Some salaries were increased to maintain competitiveness in the marketplace and thereby retain and attract key employees. Additionally, as head count grew, space became limited in the Company's two facilities. The Company rented and outfitted off-site administrative space at additional expense. Also, an increase in overall asset size resulted in higher insurance and property tax costs. Other support expenses grew in direct response to sales and asset size. Despite these increases, selling, general and administrative expense as a percentage of net sales decreased from 30.8% in 1995 to 26.1% in 1996 due to economies of scale.

     During the periods presented, the Company had no ongoing pure research function. Development of processes incorporated in the Company's production operations is incorporated in the manufacturing area and therefore is included in the cost of goods sold category. Management may choose to develop a research and development program if and when appropriate opportunities are identified and resources are in place.

     Other income (expense) during the periods presented consist principally of interest income, interest expense and write off of unamortized loan costs as a result of loan refinancing.

     The Company's effective income tax rate in both 1996 and 1995 was approximately 38%.

     Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Product sales were $7.8 million in 1995 compared to $4.7 million in 1994, an increase of $3.1 million, or 64.8%. This increase was due to reliable production from the Company's cyclotron-based manufacturing process and increased demand for TheraSeed(R) as a result of significantly increased marketing efforts and the release of favorable clinical data. During 1994, sales efforts remained conservative while the Company addressed the lingering impact of the 1993 change-over from reactor-produced to cyclotron-produced Pd-103 and a lengthy period of unexpected downtime on the Company's first cyclotron during the third quarter of 1993. In 1993 and the first half of 1994, management delayed increasing marketing efforts until reliable cyclotron production of Pd-103 was demonstrated. Once demonstrated, the Company instituted a more aggressive marketing program in mid-1994. Product sales for 1995 reflected the favorable impact of this increased marketing effort.

     Cost of product sales was $2.6 million in 1995 compared to $1.8 million in 1994, an increase of $855,000, or 47.8%. This increase resulted from the increase in TheraSeed(R) sales. As a percentage of product sales, cost of product sales decreased from 37.9% in 1994 to 34.0% in 1995, primarily as a result of increased utilization of production capacity and economies of scale, partially offset by increased depreciation.

     Selling, general and administrative expense was $2.4 million in 1995 compared to $1.8 million in 1994, an increase of $552,000, or 29.9%. This increase was due primarily to increased advertising and public relations expense to support activities associated with increased sales. Headcount expenses also increased in response to the additional workload created by the higher sales. As a percentage of net sales, selling, general and administrative expense decreased from 39.0% in 1994 to 30.8% in 1995 due to economies of scale.

     Income Taxes. The Company's effective income tax rate in both 1995 and 1994 was approximately 38%.

LIQUIDITY AND CAPITAL RESOURCES

     During 1994, 1995 and 1996, the Company's principal cash needs related to capital spending to increase manufacturing capacity. To manufacture TheraSeed(R), the Company purchases, installs and operates cyclotrons, which involves significant capital investment. The Company has funded its operations over this period principally from cash flows from operations and bank borrowings.

     The Company had cash and short-term investments of $2.3 million, $3.3 million and $3.0 million at December 31, 1994, 1995 and 1996, respectively. Working capital was $1.3 million at December 31, 1996, including $3.5 million representing borrowings against the Company's credit facility. This compares to $3.7 million at year end 1995, which included $511,000 representing the current portion of long-term obligations. The Company's credit facility allows for the conversion of, at the Company's option, the entire outstanding balance borrowed against the credit facility to be converted to a five-year term loan on or before June 30, 1997, provided the Company equals or exceeds certain financial ratios. See Note E of Notes to Financial Statements. The Company currently satisfies these conditions. If the Company were to meet these ratios on June 30, 1997, and choose to convert the December 31, 1996 balance of $3.5 million to a five-year term loan, the pro forma restated working capital at December 31, 1996 would equal approximately $4.4 million.

     Cash provided by operating activities was $1.6 million, $3.4 million and $5.7 million during 1994, 1995 and 1996, respectively. These amounts represent primarily net income and adjustments for deferred income tax expense and depreciation and amortization expense, offset in part by adjustments for increases in accounts receivable related to sales growth.

     Cash used in investing activities was $3.1 million, $2.4 million and $8.6 million in 1994, 1995 and 1996, respectively, consisting in each of these years primarily of purchases of property and equipment. Spending in 1994 primarily represented progress payments on a project to add a second cyclotron to the Company's manufacturing facility. This project began in 1993 and was completed in 1995. Spending in 1995 represents the beginning of a project to add cyclotrons three and four to the facility, while spending in 1996 represents the continuation of the project to add cyclotrons three and four to the facility, the purchase of 30 acres of land for the Company's expansion project and spending on an assembly automation project. The expansion project for the addition of cyclotrons three and four that began in 1995 is estimated to cost approximately $9.0 million and be completed in early 1997. As of January 23, 1997, approximately $8.5 million had been spent on this expansion project.

     On December 27, 1996, the Company entered into agreements for the purchase of four additional cyclotrons. These four cyclotrons are part of a larger expansion project that will also include new cyclotron, product assembly and administrative facilities. Upon completion of the project, the Company plans to consolidate its entire workforce at this one site. As of January 23, 1997, the Company had already spent approximately $2.5 million on this project. Management estimates the total cost of the project to be approximately $20.0 million.

     Cash provided (used) by financing activities was $659,000, ($21,000) and $2.6 million in 1994, 1995 and 1996, respectively. Cash flows from financing activities relates principally to bank borrowings and repayments thereof and, in 1995 and 1996, proceeds from the exercise of stock options and warrants. In the third quarter of 1994, Theragenics received funding on a $2.1 million loan secured by the Company's cyclotron facility including a second cyclotron (the "1994 Term Loan"). The 1994 Term Loan was to mature in 1998 and bore an interest rate of 8.47% per annum. Of the $2.1 million loan, $1.4 million was used to pay off an outstanding balance under an existing long-term financing while the remainder was used to provide partial financing for the purchase of the second cyclotron and the facility expansion to house it. As of December 8, 1996, approximately $1.0 million remained outstanding on the 1994 Term Loan.

     In December 1995, the Company amended and restated its existing bank credit facility. The amended and restated bank credit facility (the "Bank Credit Facility") initially consisted of a $1.0 million receivables credit facility and an additional $2.0 million revolving credit facility. The Bank Credit Facility was subsequently increased to $5.0 million. On December 9, 1996, the Company amended and restated the Bank Credit Facility. The amended and restated Bank Credit Facility (the "Second Credit Facility") consisted of an $11.0 million revolving credit facility. Partial proceeds from the Second Credit Facility were used to pay off the $1.0 million balance on the 1994 Term Loan, while borrowings under the Bank Credit Facility were rolled over to the Second Credit Facility. Borrowings under the Second Credit Facility are secured by substantially all of the Company's assets. The Second Credit Facility contains certain covenants limiting the payment of dividends, the amount of annual capital expenditures and the incurrence of additional debt and requires the maintenance of certain minimum financial ratios. As of December 31, 1996, the Company was in compliance with all of such covenants. Borrowings under the Second Credit Facility may be made, at the Company's option, at an interest rate equal to the London Interbank Offered Rate ("LIBOR") plus 2% or the lender's prime rate as defined. At year-end, $3.5 million was outstanding against the Second Credit Facility. The Second Credit Facility terminates on June 30, 1997. At that time, the entire amount outstanding against the credit facility may, at the Company's option, be converted to a five-year term loan provided certain financial ratios are attained. No assurances can be made that the Company will attain these ratios or if it does that it will choose to convert said balance to the term loan. See Note E of Notes to Financial Statements.

     Management believes that the net proceeds of this offering, together with current cash balances, cash from future operations and the Second Credit Facility, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 24 months. See "Use of Proceeds."

QUARTERLY RESULTS

     The following table sets forth certain consolidated statements of operations data for each of the Company's last eight quarters. This unaudited quarterly information has been prepared on the same basis as the annual audited information presented elsewhere in this Prospectus, reflects all adjustments (consisting only of normal, recurring adjustments) necessary in management's opinion for a fair presentation of the information for the periods covered and should be read in conjunction with the financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.


                                              1995                                    1996
                              -------------------------------------   -------------------------------------
                               FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH
                              QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                              -------   -------   -------   -------   -------   -------   -------   -------
                                        (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..............  $ 1,834   $ 1,912   $ 1,926   $ 2,195   $ 2,798   $ 2,727   $ 3,144   $ 3,688
                              -------   -------   -------   -------   -------   -------   -------   -------
Cost of product sales.......      635       639       665       706       753       888       958     1,137
Selling, general and
  administrative............      604       674       607       511       693       771       722     1,012
Research and development....        7         7         3         1         1         1         1         4
Other income (expense)......       28        29        28       (21)       27        26        17       (34)
                              -------   -------   -------   -------   -------   -------   -------   -------
Net earnings before income
  taxes.....................      616       621       679       956     1,378     1,093     1,480     1,501
Income tax expense..........      234       236       258       372       524       415       562       566
                              -------   -------   -------   -------   -------   -------   -------   -------
Net earnings................  $   382   $   385   $   421   $   584   $   854   $   678   $   918   $   935
                              =======   =======   =======   =======   =======   =======   =======   =======
Earnings per common share...  $  0.03   $  0.03   $  0.04   $  0.05   $  0.07   $  0.06   $  0.07   $  0.08
Weighted average shares.....   11,539    11,784    11,937    12,134    12,106    12,204    12,298    12,372


INFLATION

     Management does not believe that the relatively moderate levels of inflation which have been experienced in the United States in recent years have had a significant effect on the Company's net sales or profitability.

                                    BUSINESS

GENERAL

     Theragenics is a leader in the production and marketing of implantable radiation devices used in the treatment of prostate cancer. The Company produces and markets TheraSeed(R), an FDA-licensed device based on Pd-103, a radioactive isotope. Management believes the Company is the only producer of Pd-103 for use in medical devices. In the treatment of prostate cancer, TheraSeeds(R) are implanted into the prostate in a one-time, minimally invasive procedure. The radiation emitted by the seeds is contained within the immediate prostate area, killing the tumor while sparing surrounding organs. TheraSeed(R) has been shown in independent clinical studies to offer success rates that are comparable to or better than other conventional therapies, while being associated with a reduced incidence of side effects. In addition, TheraSeed(R) offers significant quality of life and cost advantages. Since 1987, TheraSeed(R) has been used by physicians in nearly 300 centers across the United States in approximately 13,000 procedures for prostate cancer, including approximately 4,000 procedures in 1996. Sales of TheraSeed(R) increased 65% in 1995 and 58% in 1996 due to reliable production from the Company's cyclotron-based manufacturing process and increased demand for TheraSeed(R) as a result of significantly increased marketing efforts and the release of favorable clinical data. TheraSeed(R) has also been used on a limited basis to treat cancers of the pancreas, lung, head, neck, oral cavity, brain and eye.

     On February 24, 1997, the Company entered into a letter of intent with Indigo Medical, Inc., a subsidiary of Johnson & Johnson, stating the intent to grant to Indigo the exclusive worldwide right to market and sell TheraSeed(R) for the treatment of prostate cancer. The letter of intent is subject to the completion of definitive documentation and approval by the respective Boards of Directors of the Company and Indigo. Management believes the proposed alliance with Indigo would provide for sales growth and international expansion while allowing the Company to focus its resources on maintaining its leadership in the production of Pd-103 for prostate cancer treatment and other potential applications. By leveraging the extensive worldwide marketing capability of Indigo and Johnson & Johnson, the Company would eliminate the need to develop an extensive, vertically integrated sales, marketing and education and training network.


     Theragenics received an FDA license to market TheraSeed(R) in 1986 and commenced product sales in 1987. The Company has been profitable in every quarter since 1991. In 1992, management increased its control over the manufacture of TheraSeed(R) by integrating into the Company the production of Pd-103. This significantly increased capacity for the production of TheraSeed(R) while maintaining quality and regulatory compliance.


INDUSTRY OVERVIEW

  Prostate Cancer

     Prostate cancer is the most common form of cancer, and the second leading cause of cancer deaths, in men. It is expected to account for approximately 43% of all cancers to be diagnosed in men during 1997. Based on industry data, the Company estimates that the cost of treating prostate cancer exceeded $3.0 billion in the United States in 1995. The American Cancer Society estimates new cases of prostate cancer grew 30% in 1996 to 317,000 from 244,000 cases in 1995, with deaths associated with the disease estimated to have grown to 41,400 in 1996 from 40,000 in 1995. Principal reasons for the significant increase in new cases have been advances in diagnostic technology and increased media attention, including publicity regarding several highly visible individuals who have made public their battles with the disease. Estimates by the United States Bureau of Census indicate that the number of men most prone to prostate cancer, those 40 to 80 years old, will grow to 55 million by 2006 from 45 million in 1996. The Company estimates its market share in the treatment of localized, early-stage prostate cancer to be approximately 2.5%.

     The prostate is a walnut-sized gland surrounding the male urethra, located below the bladder and adjacent to the rectum. The two most prevalent prostate diseases are benign prostatic hyperplasia ("BPH") and prostate cancer. BPH is a non-cancerous enlargement of the innermost part of the prostate. Prostate cancer is a malignant tumor that begins most often in the periphery of the gland and, like other forms of cancer, may spread beyond the prostate to other parts of the body. If left untreated, prostate cancer can metastasize to the lung or bone, resulting in death. The following table summarizes the various stages of prostate cancer.

 ---------------------------   ------------------------------------------------------------
 CLASSIFICATION                STAGE OF PROGRESSION
 ------------------------------------------------------------------------------------------
 A                             Clinically unsuspected
 ------------------------------------------------------------------------------------------
 B                             Tumor confined to the prostate gland (localized)
 ------------------------------------------------------------------------------------------
 C                             Tumor outside prostate capsule
 ------------------------------------------------------------------------------------------
 D                             Metastasized into pelvic lymph nodes
 ------------------------------------------------------------------------------------------
 D2                            Metastasized into distant lymph nodes,
                               organs, soft tissues or bone
 ------------------------------------------------------------------------------------------

Source:  American Urological Association Today

     Prostate cancer can grow slowly or quickly and virulently, and its cause and potential methods of prevention are currently unknown. The risk of developing prostate cancer increases with age. By way of comparison, studies indicate that one in five men in the United States can expect to develop the disease, whereas one in eight women in the United States may expect to contract breast cancer. With prompt treatment, the long-term outlook for men with localized, early-stage prostate cancer is considered favorable.

     Approximately 58% of new prostate cancer diagnoses are defined to be at the localized stage of the disease. Prostate cancer is typically curable when detected early, but the lack of early-stage symptoms makes diagnosis difficult. Until 1988, the best method of routine examination had been the digital rectal exam, which requires the existence of solid tumors for detection. In 1988, a diagnostic test was developed that determines the amount of prostate specific antigen ("PSA") present in the blood. PSA is found in a protein secreted by the prostate, and elevated levels of PSA are associated with either prostatitis (a noncancerous inflammatory condition) or a proliferation of cancer cells in the prostate. The widespread acceptance of the PSA test greatly improved physicians' ability to diagnose prostate cancer at an early stage and significantly increased the number of new cases diagnosed annually. Industry studies have shown that the PSA test can detect prostate cancer as many as five years earlier than the digital rectal exam. The PSA test is currently part of the routine medical check-up for prostate assessment. Transrectal ultrasound tests and biopsies are typically performed on patients with elevated PSA readings to confirm the existence of cancer.

  Treatment Options

     In addition to seeding, prostate cancer can be treated with RP, EBRT, hormone therapy, chemotherapy and watchful waiting. Some of these therapies may be combined. The treatments that have been most successful are those that remove or kill all of the cancerous tissue while avoiding excessive damage to the surrounding healthy tissue. When the cancerous tissue is not completely eliminated, the cancer typically returns to the primary site, often with metastases to other areas. The following is a summary of treatment options for prostate cancer other than seeding.

     Radical Prostatectomy is a major surgical procedure that involves the complete removal of the prostate gland. This procedure has been used for 30 years and is considered to be the standard medical treatment for early-stage, localized tumors. RP typically requires a three to seven day hospital stay and a lengthy recovery period (generally four to six weeks). Side effects include impotence and incontinence. The cost of RP ranges from $20,000 to $30,000 per procedure, excluding treatment for side effects and postoperative complications. Approximately 120,000 men underwent RP in 1995.

     External Beam Radiation Therapy involves directing a beam of radiation at the prostate gland to destroy tumorous tissue and has been a common technique for treating many kinds of cancer since the 1950s. EBRT has typically been reserved for early-stage prostate cancer in locally advanced cases where the patient presents an inappropriate surgical risk. The therapy consists of a series of daily treatments usually lasting from six to eight weeks. Rectal complications resulting from damage to the rectal wall caused by the radiation beam as it travels to the prostate are the most common side effects. Principal side effects also include incontinence and impotence, but these side effects generally occur with less frequency than they do following RP. EBRT is estimated to cost between $12,000 to $15,000 per patient. Approximately 35,000 men underwent EBRT in 1995.

     Ancillary Therapies, primarily consisting of hormone therapy and chemotherapy, are used to slow the growth of cancer and reduce tumor size, but are generally not intended to be curative. Ancillary therapies are often used during advanced stages of the disease to extend life and relieve symptoms. Side effects of hormonal drug therapy include increased development of breasts, impotence and decreased libido. In addition, many hormone pharmaceuticals artificially lower PSA levels in patients, which can interfere with staging the disease and monitoring its progress. Side effects of chemotherapy include nausea, hair loss and fatigue. Drug therapy and chemotherapy require long-term, repeated administration of medication on an outpatient basis.

     Watchful Waiting is recommended by some physicians in certain circumstances based on the severity and growth rate of the disease, as well as on the age and life expectancy of the patient. The aim of watchful waiting is to monitor the patient, treat some of the attendant symptoms and determine when more active intervention is required. Watchful waiting requires periodic physician visits and PSA monitoring.

     In addition to the treatment options described above, other forms of treatment are being developed and tested in clinical trials. Cryosurgery, which freezes and destroys diseased tissue, has been used to treat prostate cancer, but to the Company's knowledge has not demonstrated a long-term curative effect. Photon radiosurgery, a developmental stage form of treatment that emits low-energy x-rays from a probe and irradiates the tumor from the inside out, is undergoing clinical studies for the treatment of metastatic brain tumors. Clinical trials for prostate cancer are not anticipated to begin until late 1997 or early 1998.

THE THERAGENICS SOLUTION

     Theragenics produces and markets TheraSeed(R), an FDA-licensed device currently used principally in seeding for the treatment of prostate cancer. In this application, TheraSeeds(R) are implanted throughout the prostate gland in a minimally invasive surgical technique under ultrasound guidance. The radiation emitted by the seeds is contained within the immediate prostate area, killing the tumor while sparing surrounding organs. The seeds, whose capsules are biocompatible, are not removed after delivering their radiation dose to the prostate. TheraSeed(R) is best suited for solid localized tumors and is usually classified as a treatment for early-stage disease.

     Management believes TheraSeed(R) offers significant advantages over RP and EBRT. Recent multi-year clinical studies indicate that seeding offers success rates that are comparable to or better than those of RP or EBRT and reduced complication rates. In addition, the TheraSeed(R) treatment is a one-time outpatient procedure with a two to three day recovery period. By comparison, RP is an inpatient procedure typically accompanied by a three to seven day hospital stay and a four to six week recovery period, and EBRT involves six to eight weeks of daily radiation treatments. Treatment with TheraSeed(R) costs $10,000 to $15,000 per procedure, which is substantially lower than the cost of RP and comparable to the cost of EBRT. In addition, management believes TheraSeed(R) offers significant competitive advantages over I-125, an alternative radioisotope used in seeding, as a result of Pd-103's higher dose rate and shorter half-life.

     TheraSeed(R) is a radioactive "seed" approximately 4.5 millimeters long and
0.81 millimeters wide, or approximately the size of a grain of rice. Each seed consists of a biocompatible titanium capsule containing the radioactive substance Pd-103. The half-life of Pd-103, or the time required to reduce the emitted radiation to one-half of its initial level, is 17 days, resulting in the loss of almost all radioactivity in less than four months.

  Treatment Protocol

     Prostate cancer patients electing seed therapy first undergo a transrectal ultrasound test or CT scan, which generates a two-dimensional image of the prostate that is transformed into a three-dimensional image. With the assistance of a computer program, a treatment plan is designed that calculates the number and placement of the seeds required for the best possible distribution of radiation to the prostate.

     Once the implant model has been constructed, the procedure is scheduled and the seeds are ordered. The number of seeds implanted ranges from 40 to 100, with the number of seeds varying with the size of the prostate. The procedure is usually performed under local anesthesia in an outpatient setting. An ultrasound probe is first positioned in the rectum to guide needle placement and seed location. Correct needle placement is facilitated by a template, or grid, that covers the perineum (the area between the scrotum and rectum through which the needles are inserted) and is attached to the ultrasound probe. Implant needles loaded with seeds are assigned to the appropriate template holes as indicated in the treatment plan. Each needle is guided through the template and then through the perineum to its predetermined position within the prostate under direct ultrasound visualization. The seeds are implanted as the needle is withdrawn from the prostate. When all seeds have been inserted, the ultrasound image is again reviewed to verify seed placement.

     An experienced practitioner typically performs the procedure in approximately 60 to 90 minutes, with the patient often returning home at day's end. Recovery time is typically two to three days. In contrast, RP generally requires up to three hours to perform, with a three to seven-day hospital stay and a typical recovery period of four to six weeks. EBRT requires daily outpatient radiation treatments for a period of six to eight weeks.

     Seeding has been used as a treatment for prostate cancer since the early 1970s, when I-125 seeds were implanted in prostate tumors under open surgery. However, this "free hand" technique fell into disfavor because the seeds were often haphazardly arranged leading to inhomogeneous dosimetry, with suboptimal antitumor effect in underdosed areas and significant damage to collateral tissues, particularly in the urethra and rectum, in overdosed areas. Clinical results indicate that the computer modeling and advanced imaging and other techniques used in seeding today have virtually eliminated these drawbacks.

  Clinical Results


     Strong Efficacy Results. Clinical data indicates that seeding offers success rates that are comparable to or better than those of RP or EBRT. In a study described in Urology Times in September 1994, Drs. John Blasko and Haakon Ragde of the Northwest Tumor Institute in Seattle, Washington, found, in a study of 298 men with early-stage prostate cancer, an actuarial local control rate of 96% after treatment with either Pd-103 or I-125 seed implantation. A study published in 1995 by Drs. Blasko and Ragde found 100% of the 111 patients treated with TheraSeed(R) for localized early-stage prostate cancer showed no localized prostate cancer after treatment follow-up ranging from 12-73 months, with a median follow-up of 32 months. The actuarial disease-free rate at 54 months was 89%. Updating their previous study on patients treated with Pd-103 or I-125 for a paper prepared for the First International Consultation on Prostate Cancer organized by the World Health Organization in June 1996, Drs. Blasko and Ragde found a seven-year actuarial local disease-free rate of 97% for 320 patients treated for localized early-stage prostate cancer. They also presented therein a seven-year actuarial local disease-free rate of 87% for 188 patients who were considered to represent higher risks of locally advanced prostate cancer and were treated with a combination of Pd-103 or I-125 seeding and a modified dose of EBRT. A study by Dr. Michael Dattoli of University Community Hospital, Tampa, Florida and Dr. Kent Wallner of Memorial Sloan-Kettering Cancer Center, New York, New York, published in the International Journal of Radiation Oncology, Biology and Physics in July 1996 found a three-year actuarial freedom from biochemical failure (based on PSA scores) of 79% among 73 patients with clinically localized, high risk prostate cancer who were treated with EBRT in combination with Pd-103. This compares favorably to results reported for patients treated with conventional dose EBRT alone. These locally advanced cases are significant because RP guidelines would not classify them as suitable for surgical treatment.


     Reduced Incidence of Side Effects. Because TheraSeed(R) delivers a highly concentrated and confined dose of radiation directly to the prostate, healthy surrounding tissues and organs are spared excessive radiation exposure. This results in significantly fewer and less severe side effects and complications than are incurred with other conventional therapies. RP generally results in a 50-90% impotence rate and a 2-65% incontinence rate, and EBRT generally results in impotence and incontinence rates of 40-60% and 10-25%, respectively. In contrast, according to the 1995 study by the Northwest Tumor Institute described above, it was reported that 85% of seed therapy patients under 70 years of age who were potent before the procedure remained so. In addition, patients who had not had a previous transurethral prostate resection ("TURP") suffered no incontinence. Patients having a previous TURP have compromised urinary tracts and can experience higher rates of incontinence. Patients receiving seeding can expect some urinary urgency post-implantation as the Pd-103 delivers its radiation dose.

     Lower Treatment Cost. The total cost of seeding is approximately $10,000 to $15,000 per procedure. This is approximately one-half the cost of RP, which ranges from $20,000 to $30,000, excluding treatment for side effects and post-operative complications, and is comparable to the cost of EBRT, which ranges from $12,000 to $15,000 for a six-to-eight week course of treatment.

     The following table compares the methods of treatment discussed above with a minimum of five-year outcomes data:

------------------------------------------------------------------------------------------------------------
                                                          EXTERNAL BEAM
                              RADICAL PROSTATECTOMY       RADIATION THERAPY            SEEDING
------------------------------------------------------------------------------------------------------------
                                                          Outpatient procedure         One-time outpatient
                              Inpatient procedure with    with daily treatments for    procedure lasting
  Nature of Treatment         3-7 day hospital stay       6-8 weeks                    60-90 minutes
------------------------------------------------------------------------------------------------------------
  Targeted Cancer Stage       A and B                     A, B and C                   A and B
------------------------------------------------------------------------------------------------------------
  Five Year Success Rate(a)   78-83%                      50%                          80-100%
------------------------------------------------------------------------------------------------------------
  Recovery Period             Generally 4-6 weeks         None after 6-8 weeks         2-3 days
------------------------------------------------------------------------------------------------------------
  Impotence Rate(b)           50-90%                      40-60%                       5-15%
------------------------------------------------------------------------------------------------------------
  Incontinence Rate(b)        2-65%                       10-25%                       0-2%
------------------------------------------------------------------------------------------------------------
  Cost Per Procedure          $20,000-$30,000             $12,000-$15,000              $10,000-$15,000
------------------------------------------------------------------------------------------------------------

(a) Calculated as the percent of patients disease-free after five years. Rates may be actuarially computed.
(b) The percent of patients with normal continence and potency prior to treatment not preserving such attributes. Excludes patients with previous TURPs.

     Management believes TheraSeed(R) represents the best available form of seeding. Another radioactive isotope, Iodine-125 ("I-125"), is also commercially available as a permanent implant. TheraSeed(R) is the first commercially available alternative isotope to I-125 since I-125's introduction in the 1970s. Management believes I-125 and Pd-103 are used with relatively equal frequency in substantially all prostate cancer seeding procedures. Another technique known as "temporary seeding," which involves the temporary placement of an Iridium-based source in or near a tumor, is used in a very small percentage of cases. Management believes Pd-103 has the following advantages over I-125: (i) Pd-103 delivers three times the dose rate of I-125, which can yield advantages in treating aggressive cancers, (ii) Pd-103 has approximately one-third the half-life of I-125, which shortens radiation induced side effects and exposure to medical personnel in treatment follow-up; and (iii) unlike I-125, Pd-103 is nontoxic and non-volatile as it decays. Management is not aware of any clinical studies directly comparing the efficacy of Pd-103 and I-125.

STRATEGY

     In an effort to enhance market penetration and maintain technological leadership in the field of radiological treatment of diseases, the Company is implementing the following strategies. In the event the Company enters into a definitive agreement with Indigo, management anticipates that Indigo will assume and expand upon certain of the strategic initiatives described below.

     - Increase Physician Awareness of Seeding and TheraSeed(R). Physician acceptance is critical to the increased use of seeding as a form of treatment for prostate cancer. The primary physician for the treatment of prostate cancer is the urologist. RP has a long history as the treatment of choice for early-stage, localized prostate cancer and urologists are accustomed to performing this procedure. Compelling long-term outcomes data is therefore key to the development of physician interest in seeding as an alternative form of prostate cancer treatment. To promote such interest, the Company is publishing the results of recent clinical studies illustrating TheraSeed(R)'s effectiveness in treating prostate cancer and is supporting related research and publication efforts by physicians using TheraSeed(R). Management recognizes the importance of well-trained physicians and the need for quality training in advancing the growth of this product and is exploring opportunities toward this end. Management has historically lent financial support to training centers and expects to continue this practice. By increasing physician awareness of TheraSeed(R) and its effectiveness in treating prostate cancer, the Company plans to increase demand for TheraSeed(R) within the medical community.

     - Maintain A Strong Commitment to Providing Cancer Information Services to Patients. Management believes that patients are taking an active role in choosing their medical treatment. In response to this, Theragenics intends to maintain its efforts to increase patient awareness of alternative treatments and the importance of second opinions through its Cancer Information Center as well as other avenues of increasing awareness.

     - Maintain Technological Leadership. Management believes the Company is the only producer of Pd-103-based radioactive seeds. The Company's strategy is to be a technological leader in the cancer treatment industry and believes its proprietary technology possesses performance advantages over competitive seed technology. The Company will also continue to focus on production technology to maintain leadership in this area.

     - Explore and Evaluate Opportunities for Strategic Alliances. The Company is negotiating the terms of a strategic alliance with Indigo Medical, Inc., a subsidiary of Johnson & Johnson, and has stated an intent to grant to Indigo the exclusive worldwide right to market and sell TheraSeed(R) for the treatment of prostate cancer. Management believes this alliance will enable the Company to focus its resources on maintaining its leadership in the production of Pd-103 for prostate cancer treatment and other potential applications without being required to develop an extensive, vertically integrated sales, marketing, education and training network. Synergies with other large healthcare-related companies may be identified in the future and Theragenics may pursue strategic relationships with such companies on its own or through its relationship with Indigo. Such relationships could relate to marketing, product development, supply, distribution, research or other aspects of the Company's operations. Potential strategic allies include large pharmaceutical or medical device companies, health maintenance organizations, outpatient treatment centers and companies, hospitals, research centers, universities, start-up companies or other entities. Management believes the Company's long-term growth and strong competitive position could be enhanced through such alliances or affiliations and intends to actively seek suitable opportunities for such relationships.

     - Promote Seeding to Health Care Payors. A substantial portion of the cost of prostate cancer treatment in the United States is currently reimbursed by the Medicare program and other third party payors. The amount of reimbursement for prostate cancer treatment is likely to have a significant impact on the decisions of urologists, oncologists and other health care providers regarding treatment options. The Company has been actively engaged in efforts to ensure that adequate and fair reimbursement for seeding is available for the doctors performing the procedure. The Company has long-standing relationships with patient advocacy groups that share with the Company a desire to ensure unrestricted access to the TheraSeed(R) treatment alternative. The Company plans to continue these activities as they relate to the Company's business.

     - Explore New Distribution Channels and Product Applications. Management believes significant long-term international marketing opportunities exist for TheraSeed(R). Although no meaningful overseas market currently exists for the product, management believes a variety of factors, including international introduction of the PSA test, may create an international market for TheraSeed(R) in the future. In addition, although the Company has focused primarily on prostate cancer to date, management believes TheraSeed(R) could be used increasingly to treat other forms of cancer, including cancers of the pancreas, lung, head, neck, oral cavity, brain and eye. Management plans to support programs to identify additional oncological and non-oncological uses for TheraSeed(R) and Pd-103.

PRODUCTION

     The production of TheraSeed(R) is dependent upon the availability of Pd-103, as well as Rhodium-103 ("Rh-103"), titanium, graphite and lead. With the exception of Pd-103, all of these raw materials are relatively inexpensive and readily available from third party suppliers.

     Pd-103 is a radioactive isotope that can be produced by neutron bombardment of Pd-102 in a nuclear reactor, or by proton bombardment of Rh-103 in a cyclotron. Following the production of Pd-103 from Rh-103 in the cyclotron, the Pd-103 is harvested from the cyclotron and moved through a number of proprietary production processes until it reaches its final seed form used by doctors.

     Until 1993, the Company used the neutron bombardment method of producing Pd-103. Under this method, the Company was required to contract with third parties for the enrichment services necessary to produce a useable feed material for production of Pd-103 in a nuclear reactor. Additionally, the Company was dependent upon a university and a United States government reactor for the irradiation of this feed material to yield Pd-103. The government facility was subject to increasing political uncertainty regarding its control and funding, and neither the university nor the government facility operated on a commercial timetable. These factors combined to limit the Company's ability to obtain Pd-103 on a timely and consistent basis.

     To increase its control over timely and consistent availability, quality and cost of Pd-103, the Company turned to the proton bombardment method of producing Pd-103. To accomplish this alternative method of production, the Company contracted in 1992 for the purchase of a cyclotron for in-house production of Pd-103. After the cyclotron was delivered and reliable production of Pd-103 was proven, the Company discontinued its reliance on outside vendors for enrichment and irradiation services.

     The Company has three cyclotrons in production and is currently installing a fourth, which is scheduled to become operational during the first quarter of 1997. The Company has ordered four additional cyclotrons for installation in fiscal 1998. The Company's cyclotrons are designed, built, installed and tested by a Belgian company specializing in the construction of such equipment. A number of proprietary design modifications are incorporated in the cyclotrons. These modifications are subject to confidentiality agreements with the cyclotron manufacturer and the Company's own personnel.

     Due to the highly sophisticated and technical nature of the equipment, the Company has encountered delays and difficulties in the construction, installation and testing of its cyclotrons. Management cannot be certain that such problems will not occur in connection with the construction, installation and testing of the cyclotrons to be installed in 1998. See "Risk
Factors -- Production Risks; Manufacturing Expansion."

     Cyclotron operations constitute only one component of the TheraSeed(R) manufacturing process. Because the production of TheraSeed(R) is highly sensitive and labor intensive, management is focusing significant attention and effort on automating and otherwise improving all aspects of the Company's manufacturing process. Although the automation process is difficult and time consuming, management believes it will improve efficiency, further reduce radiation exposure to personnel and provide additional production capacity for TheraSeed(R).

MARKETING

     The Company's marketing program is aimed at increasing awareness of TheraSeed(R) within the medical community and the potential patient population, as well as adding value to its customers' medical practices.

     Strategic Alliance. The Company recently entered into a letter of intent with Indigo Medical, Inc., a subsidiary of Johnson & Johnson, stating the intent to grant to Indigo the exclusive worldwide right to market and sell TheraSeed(R) for the treatment of prostate cancer. Indigo would also assume responsibility for the education and training of urologists, radiation oncologists and other personnel involved in the use of TheraSeed(R). The letter of intent also contemplates that Indigo will have a first right of negotiation with respect to additional uses of TheraSeed(R) and other products that may be developed by the Company.

     Management believes the proposed alliance with Indigo would provide for sales growth and international expansion while allowing the Company to focus its resources on maintaining its leadership in the production of Pd-103 for prostate cancer treatment and other potential applications. By leveraging the extensive worldwide marketing capability of Indigo and Johnson & Johnson, the Company would eliminate the need to develop an extensive, vertically integrated sales, marketing and education and training network. No assurance can be given, however, that the Company and Indigo will enter into a definitive agreement or that it will have the anticipated effect on the Company's operations.

     Education/Awareness. Bringing attention to prostate cancer and its treatment alternatives is a primary focus of the Company's marketing program. As part of its pull marketing strategy, the Company works to disseminate prostate cancer information through general interest stories in the print and broadcast media. To accomplish this strategy, the Company uses its own in-house network of media contacts as well as public relation firms. Theragenics also has an advertising program aimed at men over 50 that promotes options for the treatment of prostate cancer and stresses the importance of alternative treatments and obtaining second opinions. The Company also staffs its own Cancer Information Center to answer questions about the TheraSeed(R) treatment and assist cancer patients in locating physicians trained in seeding. Representatives of the Company regularly attend trade shows and conventions where the Company is visible to large numbers of urologists, radiation oncologists and patients.

     Advocacy. The Company has supported the writing and publication of a book by a TheraSeed(R) patient, aided patient support groups, sponsored speakers on prostate cancer, and has been active with cancer information hotlines such as the American Cancer Society. Theragenics has fought and continues to fight for adequate reimbursement for seed implantation from Medicare and other third party payors. Theragenics has also advocated treatment opportunities for military veterans.

     Scholarship. The Company actively supports the writing of scholarly articles by doctors using TheraSeed(R) and the publication of these articles in medical journals. The Company also supports and encourages doctors using TheraSeed(R) to present papers to and speak at seminars and symposiums on prostate disease.

     Customer Service. The Company performs a value-added service to the physician customer by directing patients seeking additional information from Theragenics' Cancer Information Center to one of the nearly 300 centers across the United States performing the TheraSeed(R) treatment. Theragenics also provides assistance to physicians newly trained in the TheraSeed(R) treatment by providing the doctor or the medical center with consultative advice on increasing the visibility of the practice and the new treatment being performed there. Theragenics retains a company specializing in medical reimbursement to assist its customers in obtaining adequate reimbursement from third party payors.

     Physician Training. Management recognizes the marketing benefits that can be generated by a well-trained seeding physician population and the need for quality training to achieve that end. Physicians are currently trained at three seeding education centers across the United States.

THERASPHERE(R)

     Theragenics has also participated in the development of TheraSphere(R), a microscopic radioactive glass sphere designed for the treatment of liver cancer. The Company holds a worldwide exclusive license from the University of Missouri for the use of the technology required to produce TheraSphere(R). The Company has granted to Nordion International, Inc. ("Nordion") an exclusive worldwide sublicense to manufacture, distribute and sell TheraSphere(R) for any application. TheraSphere(R) has been approved for distribution in Canada, but has not been approved by the FDA for distribution in the United States. Under the terms of the sublicense, Nordion has agreed to obtain the necessary regulatory approvals for distribution of TheraSphere(R) in the United States and other countries. The commercial development and regulatory approval of TheraSphere(R) is still in its early stages, and management does not anticipate significant revenues from TheraSphere(R) within the foreseeable future.

     A TheraSphere(R) treatment dose contains approximately five million yttrium-90 glass spheres that are each approximately half the diameter of a human hair. The radiation dose is delivered to the tumor by introducing the TheraSphere(R) by catheter into the hepatic artery, which carries arterial blood to the liver. Because of greater blood flow to tumors compared to healthy liver tissue, the microspheres concentrate in the capillaries feeding the tumor. The concentration of microspheres in healthy tissue is much lower. Because of the ability to place the radiation source in such close proximity to the tumor, TheraSphere(R) can deliver a radiation dose to the tumor cells five times as strong as that which can be delivered via external beam radiation.

PATENTS AND LICENSES; TRADE SECRETS

     The Company's success is dependent upon protecting its proprietary technology for the production of Pd-103. The Company relies in part on combinations of patent, trademark and trade secrecy laws, along with contractual provisions, to protect its intellectual property rights and its technology. The effectiveness of these various types of protection can be limited, however, by variations in laws and enforcement procedures from country to country. It is possible that competitors may independently develop similar technology or otherwise obtain access to the Company's intellectual property assets.

     The Company holds United States patents directed to Pd-103 based on its production using both cyclotrons and nuclear reactors. The Company also has corresponding patents in Canada, South Africa, Japan and the 10 countries of the European patent convention, and a PCT patent application on file for Japan, Australia, New Zealand, Canada, and Europe (representing 16 European countries) as well as a direct filing in Mexico. The Company may file additional patent applications from time to time and considers the ownership of patents important, but not necessarily essential, to its operations. The Company also uses a strategy of confidentiality agreements and trade secret treatment to provide primary protection to a number of proprietary design modifications in the cyclotrons, as well as various production processes.

     The Company also holds a worldwide exclusive license from the University of Missouri for the use of technology required for producing TheraSphere(R). Theragenics holds the rights to all improvements developed by the University of Missouri on this technology. The Company, in turn, sublicenses exclusive worldwide rights to this technology and all improvements to Nordion. Pursuant to its license agreement with the University of Missouri, the Company is obligated to pay the University the greater of a fixed annual amount or a percentage of the gross sales amount derived from the sale of TheraSphere(R).

     Theragenics holds patents for technology concerning methods for delivery of TheraSphere(R) in several countries, including the United States, Canada, Australia, Argentina, South Africa and the 10 countries of the European patent convention, and has patent applications on file in other countries, including Japan. The Company exclusively licenses this technology to Nordion for worldwide use.

     The Company relies to a significant degree on trade secrets, proprietary know-how and technological advances that are either not patentable or which the Company chooses not to patent. In particular, the Company has designed certain modifications to its cyclotrons as well as various production processes that it deems to be proprietary. The Company seeks to protect non-patented proprietary information, in part, by confidentiality agreements with suppliers, employees and consultants. See "Risk Factors -- Intellectual Property Rights; Dependence on Trade Secrets."

COMPETITION

     The Company competes in a market characterized by technological innovation, extensive research efforts and significant competition. In general, TheraSeed(R) competes with conventional methods of treating localized cancer such as RP and EBRT. RP currently represents the standard medical treatment for early-stage, localized prostate cancer. RP has a long history of favorable clinical results and physicians have developed a high degree of familiarity and comfort with this procedure. EBRT is also a well-established method of treatment and is widely accepted for patients who do not represent a good surgical risk or whose prostate cancer has advanced beyond the stage for which surgical treatment is indicated. RP and EBRT are therefore well entrenched in the medical community and in the universities and schools providing medical education. Management believes that if general conversion from these established procedures to TheraSeed(R) treatment does occur, such conversion will be the result of a combination of equivalent or better efficacy, reduced incidence of side effects and complications, lower cost, other quality of life issues and pressure by health care providers and patients.

     In addition, I-125 is commercially available as a permanent implant and competes with TheraSeed(R). Management believes I-125 and Pd-103 are used with relatively equal frequency in prostate cancer seeding procedures. I-125's dose rate is approximately one-third that of Pd-103, however, and its half-life is three times longer. Management believes Pd-103 enjoys a competitive advantage over I-125 based on: (i) a higher dose rate, which can yield advantages in treating aggressive cancers, (ii) a shorter half-life, which shortens radiation induced side effects and exposure to medical personnel in treatment follow-up; and (iii) Pd-103 is nontoxic and non-volatile as it decays. Management is aware of no other similar radioactive products competing directly with TheraSeed(R). To management's knowledge, Theragenics is the only company in the world that commercially produces Pd-103 for medical devices.

     Many companies, both public and private, are researching new and innovative methods of treating cancer. In addition, many companies, including many large, well-known pharmaceutical, medical device and chemical companies, are engaged in radiological pharmaceutical and device research. Significant developments by any of these companies could lessen or eliminate the demand for the Company's products. See "Risk Factors -- Technological Developments and Competition."

GOVERNMENT REGULATION

     The Company's present and intended future activities in the development, manufacture and sale of cancer therapy products are subject to various laws, regulations, regulatory approvals and guidelines. Within the United States, the Company's therapeutic radiological devices must comply with the U.S. Federal Food, Drug and Cosmetic Act, which is enforced by the FDA.

     Before a new device can be marketed in the United States, the manufacturer generally must obtain either (i) FDA clearance of a pre-market notification under Section 510(k) of the Federal Food, Drug & Cosmetic Act or (ii) FDA approval of a pre-market approval application (a "PMA"). Following submission of the 510(k), the manufacturer may not market the new device until an order is issued by the FDA finding the device to be "substantially equivalent" to a legally marketed medical device (a "predicate device"). The 510(k) process can be lengthy and expensive and the issuance of such clearance is often uncertain. If a new device is not eligible for clearance under the 510(k) process, a PMA application must be filed with and approved by the FDA before the product may be marketed. The PMA process requires the performance of extensive clinical trials to determine safety and efficacy, is significantly more complex, expensive and time consuming than the 510(k) process and typically requires five to seven years. In countries in which the Company's products are not currently approved, the use or sale of the Company's commercial products will require approvals by government agencies comparable to the FDA. The Company is also required to adhere to applicable FDA regulations for Good Manufacturing Practices, including extensive record keeping and reporting and periodic inspections of manufacturing facilities. Similar requirements are imposed in other countries.

     The Company obtained FDA 510(k) clearance in 1986 to market TheraSeed(R) for, in general, the treatment of localized solid tumors. A new 510(k) clearance is required for any modifications in the device or its labeling that could significantly affect the safety or effectiveness of the original product. Under the FDA's regulatory scheme, the decision whether to seek 510(k) clearance for a modified device is left to the manufacturer in the first instance, and management has thus far determined that no such clearance has been required. The FDA has the right to review and revoke 510(k) clearance at any time. A PMA may be required for future products or for future modifications to TheraSeed(R).

     The Company's handling of radioactive materials is governed by the State of Georgia in agreement with the NRC. The users of TheraSeed(R) are also required to possess licenses issued either by the states in which they reside or the NRC (depending upon which state is involved and which of two possible processes are used by the Company to produce TheraSeed(R)). Use licenses also will be required by some of the foreign jurisdictions in which the Company may attempt to market its products. Although the regulatory standards applicable to products containing radioactive materials produced as a by-product of nuclear fission reactions are uniform nationally, uniform regulatory standards do not exist at the present time with respect to TheraSeed(R) as produced by the Company's current manufacturing process. To date, these standards have imposed no impediment to marketing and management anticipates they will not pose an impediment unless the regulatory environment changes or new rulings are adopted. Furthermore, the Company's expansion plans require the Company to secure additional permits and licenses from a number of environmental, health and safety regulatory agencies. The Company believes, but cannot assure, that it will be able to acquire the permits and licenses necessary for its planned expansion of its manufacturing capacity in accordance with the Company's timetable for its expansion. The Company to date has not experienced delays in licensing any of its facilities or cyclotrons.

     The Company is required under its radioactive materials license to maintain radiation control and radiation safety personnel, procedures, equipment and processes, and to monitor its facilities and its employees and contractors. The Company is also required to provide financial assurance that end-of-life radiological decommissioning of its cyclotrons and other radioactive areas of its property that contain radioactive materials will be adequately funded by the Company. The Company has so far been successful in explaining to the Georgia Department of Natural Resources that it will not have to dispose of its cyclotrons, but instead will be able to sell them for re-use if its ceases to operate them. Thus, the Company is only required to estimate and provide financial assurance for the end-of-life remediation and disposal costs associated with ancillary structures, such as plumbing, laboratory equipment and chemical processing facilities. The Company's decommissioning obligations will increase as its production capacity is expanded. Moreover, if the Georgia Department of Natural Resources were to require that the Company include the cost of decommissioning its cyclotrons in its financial assurance demonstration, the amount of money required to be set aside by the Company to cover decommissioning costs could dramatically increase.

     The Company disposes of low level radioactive waste to licensed commercial radioactive waste treatment or disposal facilities for incineration or land disposal. The amount of radioactive waste generated by the Company's operations will increase following implementation of the Company's planned expansion of its production capacity. There is a high degree of regulatory uncertainty associated with commercial radioactive waste disposal facilities, and the cost of disposing of radioactive waste has increased dramatically in recent years. To mitigate the impact of a potential moratorium on radioactive waste disposal at the Company's current disposal site, the Company sought and received a license from the Georgia Department of Natural Resources for temporary on-site storage capacity. The Company believes that it would be able to obtain additional licensure necessary to enable it to continue production for a substantial period of time in the event its current waste disposal contractor ceases to be able to receive the Company's waste and an alternative disposal site is not readily available. The Company also handles nonradioactive chemical substances in the normal course of its manufacturing operations that are subject to a broad range of state and federal environmental regulations, and which could cause harm to humans or to the environment if improperly handled or released to the environment. Management believes the Company is in compliance with all state and federal regulations. The Company provides training and monitoring of its personnel with two full time regulatory and safety officers to facilitate the proper handling of all materials.

     See "Risk Factors -- Government Regulation."

EMPLOYEES

     As of December 31, 1996, the Company had 59 full-time employees (including executive personnel). Of this total, 37 were engaged in development and production of the Company's products. The remainder were engaged in marketing and general corporate activities. The Company's employees are not represented by a union or a collective bargaining unit, and management considers employee relations to be good.

PROPERTIES

     The Company owns a 15,245 square-foot, single-story building in Buford, Georgia, leases a 10,752 square-foot, single-story building in Norcross, Georgia, and leases a 2,692 square-foot suite of offices in a four-story office building in Norcross, Georgia. The larger Norcross facility houses the Company's assembly, shipping, marketing and administrative operations, the smaller Norcross facility provides executive office space and the Buford facility houses the Company's cyclotrons and its raw material processing operations. In 1996, the Company purchased 30 acres of land adjacent to its Buford facility. Management plans to use this land for long-term expansion of the Company's production facilities as manufacturing expands to meet increasing sales demand and eventually plans to relocate all functions currently housed in the leased Norcross facilities to the facilities planned for construction on the 30 acres of land adjacent to its current Buford facility.

LEGAL PROCEEDINGS

     There are currently no material legal proceedings pending or, to the knowledge of management, threatened against the Company.

                                   MANAGEMENT

DIRECTORS

     The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME                                         AGE                       POSITION
----                                         ---                       --------
M. Christine Jacobs(1).....................  46     President, Chief Executive Officer and Director
Bruce W. Smith.............................  43     Treasurer and Chief Financial Officer
Dean Fitzgerald............................  50     Vice President, Business Development
John V. Herndon(1).........................  56     Director
Peter A. A. Saunders(2)(3).................  55     Director
Charles R. Klimkowski(3)(4)................  61     Director
Orwin L. Carter, Ph.D.(2)(3)...............  54     Director
Otis Brawley, M.D.(3)(4)...................  37     Director

---------------

(1) Member of the Nominating Committee.
(2) Member of the Audit Committee.
(3) Member of the Stock Option Committee.
(4) Member of the Compensation Committee.

     M. Christine Jacobs joined the Company as National Sales Manager in 1987 and was subsequently promoted to Vice President of General Sales and Marketing. Since 1992, Ms. Jacobs has been President and Chief Operating Officer of the Company, and in August 1993 Ms. Jacobs was promoted to the position of Chief Executive Officer while retaining the position of President. Ms. Jacobs also serves as a director of the Georgia Biomedical Partnership, a nonprofit organization which promotes economic and environmental development beneficial to the growth of biomedical business within Georgia.

     Bruce W. Smith has served as Treasurer and Chief Financial Officer of the Company and Secretary of the Board of Directors since 1989. Mr. Smith has served in financial capacities with the Company since joining it in January 1987. Prior to joining Theragenics, Mr. Smith served Duracell, Inc. in various financial capacities.

     Dean Fitzgerald has served as Vice President of Business Development since January 1996. Mr. Fitzgerald joined the Company in 1993 as Manager of Client and Public Relations and was subsequently promoted to Director of Marketing and Sales before assuming his current duties. Prior to joining Theragenics, Mr. Fitzgerald was President of American Export Trading Company, Inc., a manufacturer's representative and marketing consulting firm.

     John V. Herndon joined the Company in April 1987 as Executive Vice President and in July 1989 was appointed President, Chief Executive Officer and Chairman of the Board of Directors of the Company. In August 1993, Mr. Herndon relinquished his role as Chief Executive Officer while retaining his position as Chairman of the Board of Directors of the Company. Mr. Herndon stepped down as Chairman of the Board in December 1994 and currently serves as a director and Advisor-to-the President.

     Peter A.A. Saunders has served as a director of the Company since 1989. He is manager/owner of PASS Consultants, a Great Britain-based management consulting firm established in 1988. From April 1991 to April 1993, Mr. Saunders was also Managing Director of United Artists Communications in London, a cable television and telephone service provider. Mr. Saunders presently serves as a non-executive director for several other British companies, including Mayday Healthcare Trust (hospital), Coughlan's Patisserie (bakery shops) and Eurobell (Sussex) Ltd. (cable TV and telecommunications).

     Charles R. Klimkowski has served as a director of the Company since 1993 and was elected Chairman of the Board of Directors in December 1994. He has been employed by The Chicago Corporation, most recently as a Senior Vice President and Director, a Portfolio Manager and a member of the Investment Policy Committee since 1980.

     Orwin L. Carter, Ph.D. has served as a director of the Company since 1991. He is Vice President of Finance and Administration for Hamline University in St. Paul, Minnesota. Since March 1995, Dr. Carter has served as a consultant to INCSTAR Corporation, a manufacturer of in vitro diagnostic test kits and an affiliate of Sorin Biomedica. From 1989 to September 1994, Dr. Carter was employed by INCSTAR in various capacities, including Chairman, Chief Executive Officer and President. Dr. Carter is also a member of the Board of Directors of Lifecore Biomedical, Inc.

     Otis Brawley, M.D. has served as a director of the Company since 1995. He has been Program Director of the Community Oncology and Rehabilitation Branch, Early Detection and Community Oncology Program, a Division of Cancer Prevention and Control of the National Cancer Institute, since 1990. Dr. Brawley has also been a Commissioned Officer of the U.S. Public Health Service since 1989 and tenured with the Research Officer Group since February 1994. Dr. Brawley's professional activities have included: National Cancer Institution (NCI) Coordinator and Project Officer of the Prostate Cancer Prevention Trial; NCI Coordinator of the Minority-Based Community Clinical Oncology Program; and coauthor and associate investigator in several protocols approved by the National Institutes of Health Clinical Center Investigational Review Committee. Dr. Brawley has received such distinguished honors as the Public Health Service Commendation in 1993 and the National Cancer Institute and the Equal Employment Opportunity Officer's Commendation in 1991 and 1993. Additionally, he has coauthored more than 21 publications. Dr. Brawley also reviews for several prestigious publications.
                             ---------------------

     The Board of Directors is divided into three classes with two directors in each class. One class of directors is elected each year for a three-year term and until their successors have been elected and qualified or until their earlier resignation or removal. Class I directors Herndon and Saunders will serve until the Company's 1999 Annual Meeting of Stockholders; Class II directors Klimkowski and Brawley will serve until the 1997 Annual Meeting of Stockholders; and Class III directors Carter and Jacobs will serve until the 1998 Annual Meeting of Stockholders.

     The Board of Directors has established Nominating, Audit, Stock Option and Compensation Committees. The Nominating Committee recommends director nominees, and the Audit Committee reviews the scope and results of the audit and other services performed by the Company's independent accountants. The Stock Option Committee is charged with the administration of the Company's stock option plans, and the Compensation Committee sets compensation to be paid to the Chief Executive Officer.

     Officers are elected by, and serve at the discretion of, the Board of Directors.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Smith Barney Inc............................................
Dain Bosworth Incorporated..................................

                                                              ---------
          Total.............................................  2,000,000
                                                              =========

     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and Dain Bosworth Incorporated are acting as Representatives, propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $          per share under the public offering
price. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $          per share to other Underwriters or to certain other
dealers. After the public offering, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and its officers and directors, who beneficially own in the aggregate approximately 583,847 shares of Common Stock, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock without the prior written consent of Smith Barney Inc. for a period of 90 days after the date of this Prospectus except, in the case of the Company, in certain limited circumstances.


     In connection with this offering and in compliance with applicable law and industry practice, the Underwriters may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at a level above that which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits Smith Barney Inc., as managing underwriter, to reclaim a selling concession from a syndicate member in connection with the offering when Common Stock originally sold by the syndicate member is purchased in syndicate covering transactions. Such transactions may be effected on The Nasdaq Stock Market's National Market, or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.


     In February 1997, the Company engaged Smith Barney Inc. to provide investment advisory services in connection with the Company's consideration of the Rights Plan. For its services, Smith Barney Inc. is entitled to receive customary compensation, to be reimbursed for certain expenses and to be indemnified against specified liabilities. See "Risk Factors -- Anti-takeover Effects of Certain Charter, Bylaw and Delaware Law Provisions; Stockholder Rights Plan" and "Recent Developments -- Adoption of Stockholder Rights Plan."


                                 LEGAL MATTERS


     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia. Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Dewey Ballantine, New York, New York.

                                    EXPERTS

     The Balance Sheets as of December 31, 1996 and December 31, 1995 and the Statements of Earnings, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1996 included in this Prospectus and incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been incorporated herein in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Intellectual Property Rights; Dependence on Trade Secrets" and "Business -- Patents and Licenses; Trade Secrets" and other references herein to United States patent and licensing matters have been reviewed and approved by T. Tydings Robin, Jr., patent counsel for the Company, as an expert on such matters and are included herein in reliance upon that review and approval. Mr. Robin is an employee of the Company.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions thereof, filed with the Securities and Exchange Commission (the "Commission") under the Exchange Act are incorporated hereto by reference:


          (a) The Company's Annual Report on Form 10-K (File No. 0-15443) for the year ended December 31, 1996;



          (b) The Company's Current Report on Form 8-K (File No. 0-15443) filed on January 13, 1997, as amended March 25, 1997;



          (c) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, as filed with the Commission on March 2, 1987; and



          (d) The description of the Rights contained in the Company's Registration Statement on Form 8-A, as filed with the Commission on February 26, 1997.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request, a copy of any or all information incorporated by reference in this Prospectus (not including exhibits to the information that has been incorporated by reference, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Such requests should be directed to Theragenics Corporation,
Attention: Ron Warren, Director of Investor Relations, at 5325 Oakbrook Parkway, Norcross, Georgia 30093, telephone number (800) 998-8479 or (770) 381-8338.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected without charge at, and copies thereof may be obtained at prescribed costs from, the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. The Common Stock is listed for trading on the Nasdaq Stock Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus, which constitutes part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto. Reference is hereby made to the Registration Statement and to the exhibits and schedules relating thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                                    CONTENTS

                                                              PAGE
                                                              ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..........   F-2
FINANCIAL STATEMENTS........................................   F-3
  BALANCE SHEETS............................................   F-3
  STATEMENTS OF EARNINGS....................................   F-4
  STATEMENT OF SHAREHOLDERS' EQUITY.........................   F-5
  STATEMENTS OF CASH FLOWS..................................   F-6
  NOTES TO FINANCIAL STATEMENTS.............................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Theragenics Corporation

     We have audited the balance sheets of Theragenics Corporation (a Delaware corporation) as of December 31, 1995 and 1996, and the related statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Theragenics Corporation as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Atlanta, Georgia
January 16, 1997

                            THERAGENICS CORPORATION

                                 BALANCE SHEETS
                                  DECEMBER 31,

                                                                 1995          1996
                                                              -----------   -----------
                                        ASSETS
CURRENT ASSETS
  Cash and short-term investments...........................  $ 3,266,338   $ 2,986,123
  Trade accounts receivable.................................    1,335,645     2,258,936
  Inventories...............................................      166,955       229,298
  Prepaid expenses and other current assets.................       67,521       133,625
                                                              -----------   -----------
          Total current assets..............................    4,836,459     5,607,982
PROPERTY, PLANT AND EQUIPMENT -- AT COST
  Building and improvements.................................    1,690,045     3,333,728
  Leasehold improvements....................................      138,978       138,978
  Machinery and equipment...................................    8,203,256    11,522,064
  Office furniture and equipment............................       44,721        65,057
                                                              -----------   -----------
                                                               10,077,000    15,059,827
  Less accumulated depreciation.............................    2,194,164     3,237,684
                                                              -----------   -----------
                                                                7,882,836    11,822,143
  Land......................................................       49,485       525,372
  Construction in progress..................................    2,140,894     5,238,056
                                                              -----------   -----------
                                                               10,073,215    17,585,571
OTHER ASSETS
  Deferred income tax asset.................................    1,810,000       360,000
  Patent costs..............................................       90,704        80,685
  Other.....................................................       67,804        55,183
                                                              -----------   -----------
                                                                1,968,508       495,868
                                                              -----------   -----------
                                                              $16,878,182   $23,689,421
                                                              ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.........................  $   511,362   $ 3,458,436
  Trade accounts payable....................................      348,191       330,375
  Accrued salaries, wages and payroll taxes.................      225,138       459,421
  Other current liabilities.................................       15,935        56,677
                                                              -----------   -----------
          Total current liabilities.........................    1,100,626     4,304,909
LONG-TERM DEBT..............................................    1,008,135            --
COMMITMENTS AND CONTINGENCIES...............................           --            --
SHAREHOLDERS' EQUITY
  Common stock -- authorized 50,000,000 shares of $.01 par
     value; issued and outstanding, 11,394,785 in 1995 and
     11,814,278 in 1996.....................................      113,948       118,143
  Additional paid-in capital................................   16,390,170    17,616,560
  Retained earnings (accumulated deficit)...................   (1,734,697)    1,649,809
                                                              -----------   -----------
                                                               14,769,421    19,384,512
                                                              -----------   -----------
                                                              $16,878,182   $23,689,421
                                                              ===========   ===========

        The accompanying notes are an integral part of these statements.

                            THERAGENICS CORPORATION

                             STATEMENTS OF EARNINGS
                            YEAR ENDED DECEMBER 31,

                                                           1994          1995          1996
                                                        ----------    ----------    -----------
Revenue
  Product sales.......................................  $4,723,107    $7,781,962    $12,257,165
  Licensing fees......................................          --        85,431        100,000
                                                        ----------    ----------    -----------
                                                         4,723,107     7,867,393     12,357,165
                                                        ----------    ----------    -----------
Costs and expenses
  Cost of product sales...............................   1,790,450     2,645,730      3,735,669
  Selling, general and administrative.................   1,844,239     2,395,846      3,198,663
  Research and development............................      15,268        17,954          6,952
                                                        ----------    ----------    -----------
                                                         3,649,957     5,059,530      6,941,284
                                                        ----------    ----------    -----------
Other income (expense)
  Interest income.....................................     135,888       143,424        126,953
  Interest expense....................................          --       (51,967)       (84,517)
  Other...............................................     (25,673)      (26,995)        (6,311)
                                                        ----------    ----------    -----------
                                                           110,215        64,462         36,125
                                                        ----------    ----------    -----------
          Net earnings before income taxes............   1,183,365     2,872,325      5,452,006
Income tax expense....................................     453,000     1,100,000      2,067,500
                                                        ----------    ----------    -----------
          Net earnings................................  $  730,365    $1,772,325    $ 3,384,506
                                                        ==========    ==========    ===========
Earnings per common share.............................  $      .06    $      .15    $       .28
                                                        ----------    ----------    -----------
Weighted average shares...............................  11,582,793    11,759,178     12,259,214

        The accompanying notes are an integral part of these statements.

                            THERAGENICS CORPORATION

                       STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996

                                                    COMMON STOCK
                                               ----------------------                   RETAINED
                                                               PAR      ADDITIONAL      EARNINGS
                                               NUMBER OF      VALUE       PAID-IN     (ACCUMULATED
                                                 SHARES       $.01        CAPITAL       DEFICIT)        TOTAL
                                               ----------   ---------   -----------   ------------   -----------
Balance, December 31, 1993...................  10,912,937   $109,129    $15,161,942   $(4,237,387)   $11,033,684
  Exercise of stock options..................      49,900        499         49,401            --         49,900
  Common stock redeemed......................        (950)       (10)        (3,890)           --         (3,900)
  Net earnings for the year..................          --         --             --       730,365        730,365
                                               ----------   --------    -----------   -----------    -----------
Balance, December 31, 1994...................  10,961,887    109,618     15,207,453    (3,507,022)    11,810,049
  Exercise of stock options..................     450,000      4,500        576,370            --        580,870
  Common stock redeemed......................     (17,102)      (170)      (106,653)           --       (106,823)
  Income tax benefit from stock options
    exercised................................          --         --        713,000            --        713,000
  Net earnings for the year..................          --         --             --     1,772,325      1,772,325
                                               ----------   --------    -----------   -----------    -----------
Balance, December 31, 1995...................  11,394,785    113,948     16,390,170    (1,734,697)    14,769,421
  Exercise of stock options..................     391,216      3,912        648,242            --        652,154
  Exercise of warrants.......................      40,000        400        299,600            --        300,000
  Common stock redeemed......................     (11,723)      (117)      (250,079)           --       (250,196)
  Income tax benefit from stock options
    exercised................................          --         --        528,627            --        528,627
  Net earnings for the year..................          --         --             --     3,384,506      3,384,506
                                               ----------   --------    -----------   -----------    -----------
Balance, December 31, 1996...................  11,814,278   $118,143    $17,616,560   $ 1,649,809    $19,384,512
                                               ==========   ========    ===========   ===========    ===========

         The accompanying notes are an integral part of this statement.

                            THERAGENICS CORPORATION

                            STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,

                                                         1994           1995           1996
                                                      -----------    -----------    -----------
Cash flows from operating activities:
  Net earnings......................................  $   730,365    $ 1,772,325    $ 3,384,506
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Deferred income tax expense....................      433,000      1,082,000      1,972,000
     Depreciation and amortization..................      571,615        828,072      1,114,919
     Loss on disposal of property and equipment.....        1,571          1,677             --
     Change in assets and liabilities:
       Accounts receivable..........................     (197,133)      (603,221)      (923,291)
       Inventories..................................      (32,834)        25,206        (62,343)
       Prepaid expenses and other current assets....       22,448         24,280        (66,104)
       Other assets.................................         (200)            --             --
       Trade accounts payable.......................       78,402        121,982        (17,816)
       Accrued salaries, wages and payroll taxes....       21,400        115,006        234,283
       Other current liabilities....................       14,942        (17,214)        47,369
                                                      -----------    -----------    -----------
          Net cash provided by operating
            activities..............................    1,643,576      3,350,113      5,683,523
                                                      -----------    -----------    -----------
Cash flows from investing activities:
  Purchase and construction of property and
     equipment......................................   (3,376,967)    (2,426,961)    (8,555,876)
  Maturities of marketable securities...............      309,765         50,000             --
  Patent costs......................................         (587)        (3,632)            --
                                                      -----------    -----------    -----------
       Net cash used by investing activities........   (3,067,789)    (2,380,593)    (8,555,876)
                                                      -----------    -----------    -----------
Cash flows from financing activities:
  Proceeds from long-term debt......................    2,100,000             --      2,450,225
  Repayment of long-term debt.......................   (1,441,320)      (469,622)      (511,286)
  Proceeds from exercise of stock options and
     warrants.......................................       49,900        580,870        952,154
  Payment for redemption of common stock............       (3,900)      (106,823)      (250,196)
  Debt issue costs..................................      (46,025)       (25,070)       (48,759)
                                                      -----------    -----------    -----------
          Net cash (used) provided by financing
            activities..............................      658,655        (20,645)     2,592,138
                                                      -----------    -----------    -----------
Net increase (decrease) in cash and short-term
  investments.......................................     (765,558)       948,875       (280,215)
Cash and short-term investments at beginning of
  year..............................................    3,083,021      2,317,463      3,266,338
                                                      -----------    -----------    -----------
Cash and short-term investments at end of year......  $ 2,317,463    $ 3,266,338    $ 2,986,123
                                                      ===========    ===========    ===========

Supplemental Schedule of Non Cash Financing Activities

  During 1995 and 1996, the Company realized an income tax benefit from the exercise and early disposition of certain stock options, resulting in an increase in the deferred tax asset and additional paid in capital of $713,000 and $528,627, respectively.

Supplementary Cash Flow Disclosure

Interest paid, net of amounts capitalized...........  $        --    $    53,843    $    82,324
  Income taxes paid.................................       21,500         14,858         98,755

        The accompanying notes are an integral part of these statements.

                            THERAGENICS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1996

NOTE A -- ORGANIZATION AND DESCRIPTION OF BUSINESS

     Theragenics Corporation (the "Company") was organized in November 1981 to develop, manufacture, and market radiological pharmaceuticals and devices used in the treatment of cancer. The Company manufactures and markets primarily one product, which is used in the treatment of cancer. Use of the Company's product is regulated by the U.S. Food and Drug Administration (FDA). The Company sells its product primarily to hospitals, physicians and other health service providers in the United States. The Company therefore is directly affected by changes in technology, as it may apply to cancer treatment, and by FDA regulations and the well being of the health care industry.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles ("GAAP"), management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ACCOUNTS RECEIVABLE

     The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the specific identification method which approximates the first-in, first-out (FIFO) method. Inventories consist primarily of work in process.

4. PROPERTY, EQUIPMENT, DEPRECIATION AND AMORTIZATION

     Property and equipment are recorded at historical cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated services lives on a straight-line basis. Depreciation and amortization expense related to property and equipment charged to operations was approximately $564,000, $810,000 and $1,044,000 for 1994, 1995
and 1996, respectively. Estimated services lives are as follows:

Building and improvements...................................    30 years
Machinery, leasehold improvements, furniture and
  equipment.................................................  5-10 years

     A significant portion of the Company's depreciable assets are utilized in the production of its product. Management periodically evaluates the realizability of its depreciable assets in light of its current industry environment. Management believes that no impairment of depreciable assets exists at December 31, 1996. It is possible, however, that management's estimates concerning the realizability of the Company's depreciable assets could change in the near term due to changes in the technological and regulatory environment.

                            THERAGENICS CORPORATION

5. PATENT COSTS

     The Company capitalizes the costs of patent applications for its products. Amortization is computed on a straight line basis over the estimated economic lives of the patents, commencing at the date of grant of the related patent. Patent costs are net of accumulated amortization of $37,276 and $47,295 at December 31, 1995 and 1996, respectively. Amortization related to patent costs charged to operations was approximately $7,800, $8,000 and $10,000 for 1994, 1995 and 1996, respectively.

6. INCOME TAXES

     The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

7. RESEARCH AND DEVELOPMENT COSTS

     The costs of research and development and consumable supplies and materials to be used for the development of the Company's intended products are expensed when incurred.

8. ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 1994, 1995 and 1996 was approximately $16,000, $139,000, and $229,000, respectively.

9. NET EARNINGS PER COMMON SHARE

     Net earnings per common share is based on the weighted average number of common shares and common equivalent shares outstanding during each period.

     Fully diluted information is not presented, as fully diluted earnings per share is not materially different from the primary earnings per share presented.

10. STOCK BASED COMPENSATION

     The Company's stock option plans are accounted for under the intrinsic value method in which compensation expense is recognized for the amount, if any, that the fair value of the underlying common stock exceeds the exercise price at the date of grant.

11. STATEMENTS OF CASH FLOWS

     For purposes of reporting cash flows, cash and short-term investments include cash on hand, cash in banks and commercial paper with original maturities of less than 90 days.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, cash equivalents and long-term debt. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period to maturity of the instruments. The carrying value of the Company's long-term obligations approximates fair value based upon borrowing rates currently available to the Company for borrowings with comparable maturities.

                            THERAGENICS CORPORATION

NOTE C -- CONSTRUCTION IN PROGRESS

     Construction in progress represents payments made for construction of manufacturing equipment and facilities expansion. Total cost of this project is expected to be approximately $20,000,000 and is expected to be completed in various stages through 1998.

     Construction of equipment and facilities totaling approximately $3,800,000 and $4,900,000 were completed and placed in service during 1995 and 1996, respectively.

NOTE D -- INCOME TAXES

     The provision for income taxes is summarized as follows:

                                                        1994        1995         1996
                                                      --------   ----------   ----------
Current tax expense.................................  $ 20,000   $   18,000   $   95,500
Deferred tax expense................................   433,000    1,082,000    1,972,000
                                                      --------   ----------   ----------
                                                      $453,000   $1,100,000   $2,067,500
                                                      ========   ==========   ==========

     The Company's temporary differences result in a deferred income tax asset, summarized as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1995         1996
                                                              ----------   ----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $2,240,000   $  870,000
  Tax credit carryforwards..................................      90,000      174,000
  Nondeductible accruals and allowances.....................      38,000       50,000
  Other.....................................................       7,000       14,000
                                                              ----------   ----------
          Gross deferred tax asset..........................   2,375,000    1,108,000
Deferred tax liabilities:
  Depreciation..............................................     565,000      748,000
                                                              ----------   ----------
          Net deferred tax asset............................  $1,810,000   $  360,000
                                                              ==========   ==========

     The significant portion of the net operating loss carryforwards were incurred while the Company was in the development stage. Upon receiving clearance to market its "Theraseed" product from the U.S. Food and Drug Administration (FDA) in 1986, the Company commenced manufacturing and distribution of its product in 1987. Since emerging from the development stage in 1989, the Company has utilized approximately $7,500,000 of these net operating loss carryforwards through December 31, 1996 by generating taxable income. In order to realize the income tax benefit from the remaining net operating loss carryforwards at December 31, 1996, it will be necessary for the Company to generate future taxable income of approximately $2,300,000, prior to the expiration of the net operating loss carryforward periods. Based on the Company's results of operations subsequent to receiving FDA clearance to market its product, and on expected future results of operations, management believes that currently it is more likely than not that the income tax benefits of the net operating loss carryforwards will be realized within the carryforward period. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

                            THERAGENICS CORPORATION

     The provision for income taxes differs from the amount of income tax determined by applying the applicable federal rates due to the following:

                                                           YEAR ENDING DECEMBER 31,
                                                      ----------------------------------
                                                        1994        1995         1996
                                                      --------   ----------   ----------
Tax at applicable federal rate of 34%...............  $402,000   $  977,000   $1,854,000
State tax, net......................................    47,000      115,000      208,000
Other...............................................     4,000        8,000        5,500
                                                      --------   ----------   ----------
                                                      $453,000   $1,100,000   $2,067,500
                                                      ========   ==========   ==========

     The Tax Reform Act of 1986 enacted an alternative minimum tax system for corporations (the "AMT"). AMT is imposed at a 20% rate on the Company's AMT income which is determined by making statutory adjustments to regular taxable income. A company pays the greater of the taxes computed under the "regular" tax system or the AMT system. Because AMT net operating loss carryforwards may only be utilized to offset 90% of the AMT income, the Company was subject to the AMT in 1994, 1995 and 1996, resulting in an alternative minimum tax of $20,000, $18,000 and $95,500, respectively. These amounts will be allowed as a credit carryover to reduce the regular tax liability in future years, but not below the AMT of such years.

     At December 31, 1996, the Company had approximate net federal operating loss carryforwards for regular tax and AMT purposes as follows:

                                                                 NET OPERATING    NET OPERATING
       YEAR OF EXPIRATION                                        LOSS (REGULAR)    LOSS (AMT)
       ------------------                                        --------------   -------------
       2004....................................................    $1,698,000       $234,000
       2005....................................................       591,000        554,000
                                                                   ----------       --------
                                                                   $2,289,000       $788,000
                                                                   ==========       ========

NOTE E -- NOTES PAYABLE

     In December 1996, the Company entered into an amended and restated loan and security agreement (the "loan agreement") with a financial institution. This loan agreement incorporated the Company's existing term loan and line of credit (the "1995 loan agreement") with the same financial institution, which had an outstanding balance of approximately $1,050,000. The 1995 loan agreement required monthly payments of $51,862, including interest at 8.47%.

     The loan agreement provides for a revolving credit facility of up to $11,000,000. Interest on outstanding borrowings is payable monthly at the prime rate or at the LIBOR rate plus 2% (effective rate of 8.25% at December 31, 1996). At December 31, 1996, $3,458,436 was outstanding under the revolving credit facility.

     All outstanding borrowings under the loan agreement are due on June 30, 1997. However, the outstanding principal can be repaid over sixty equal consecutive monthly installments, commencing July 31, 1997, provided that the Company meets the term-out requirements as specified in the agreement. The term-out requirements include, among other things, the attainment of a certain minimum net worth and other financial ratios for the quarter ending March 31, 1997. Commencing on June 30, 1997 the interest rate on outstanding borrowings will be the prime rate or, at the Company's option, the LIBOR rate plus 1.75%-2.25% or a rate based on U.S. Treasury bills plus 2%-2.5%. The rate margin on the LIBOR and Treasury rates are based upon the Company's debt service coverage ratio, as defined in the loan agreement.

     Outstanding borrowings under the loan agreement are collateralized by substantially all of the Company's assets. Provisions of the loan agreement limit the amount of annual capital expenditures, the incurrence of additional debt and, among other things, require the maintenance of certain minimum financial ratios. The loan agreement also limits the number of manufacturing systems the Company can order and purchase, based

                            THERAGENICS CORPORATION
upon quarterly revenues. As of December 31, 1996, the Company was in compliance with the provisions of the loan agreement.

NOTE F -- COMMITMENTS AND CONTINGENCIES

LICENSING AGREEMENT

     The Company holds a worldwide exclusive license from the University of Missouri for the use of technology, patented by the University, used in the Company's "TheraSphere(R)" product. The licensing agreement provides for the payment of royalties based on the level of sales and on lump sum payments received pursuant to a licensing agreement with Nordion International, Inc. (see below).

     The Company has granted certain of its worldwide rights under the licensing agreement with the University of Missouri to Nordion International, Inc. ("Nordion"), a Canadian company which is a producer, marketer and supplier of radioisotope products and related equipment. Under the Nordion agreement, entered into on March 23, 1995, the Company has received certain lump sum payments and will receive a licensing fee for each geographic area in which Nordion receives new drug approval. The Company will also be entitled to a percentage of future revenues earned by Nordion as royalties under the agreement. Royalties from this agreement for each of the three years in the period ended December 31, 1996 were not significant.

     In 1995 and 1996, the Company received approximately $85,000 and $100,000, respectively, from Nordion for the right to use certain patents and to manufacture, distribute, and sell "TheraSphere(R)" for all applications worldwide.

LETTER OF CREDIT

     The Company has a letter of credit outstanding for approximately $315,000 relating to regulatory requirements.

LEASE COMMITMENT

     The Company leases space under two noncancelable leases which expire in December 1998 and February 1999. Approximate minimum lease payments under the leases are as follows: 1997, $112,000; 1998, $114,000; 1999, $7,500.

     Rent expense was approximately $61,000, $61,500 and $76,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE G -- STOCK OPTIONS AND WARRANTS

STOCK OPTIONS

     The Company's board of directors has approved three stock option plans which in aggregate cover up to 2,200,000 shares of common stock. The plans provide for the expiration of options ten years from the date of grant and requires the exercise price of the options granted to be at least equal to 100% of market value on the

                            THERAGENICS CORPORATION
date granted. Stock option transaction for each of the three years in the period ended December 31, 1996 are summarized below:

                                       1994                   1995                  1996
                               --------------------   --------------------   -------------------
                                           WEIGHTED               WEIGHTED              WEIGHTED
                                           AVERAGE                AVERAGE               AVERAGE
                                           EXERCISE               EXERCISE              EXERCISE
                                SHARES      PRICE      SHARES      PRICE      SHARES     PRICE
                               ---------   --------   ---------   --------   --------   --------
Outstanding, beginning of
  year.......................  1,258,116    $2.05     1,226,716    $2.09      997,716    $ 3.11
  Granted....................     40,000     2.50       221,000     5.38      220,000     15.92
  Exercised..................    (49,900)    1.00      (450,000)    1.29     (391,216)     2.21
  Forfeited..................    (21,500)    2.74            --       --           --        --
                               ---------    -----     ---------    -----     --------    ------
Outstanding, end of year.....  1,226,716    $2.09       997,716    $3.11      826,500    $ 7.22
                               =========    =====     =========    =====     ========    ======

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                           OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                           ----------------------------------------------------   ---------------------------------
                               NUMBER                                                 NUMBER
        RANGE OF           OUTSTANDING AT   WEIGHTED AVERAGE                      EXERCISABLE AT
        EXERCISE            DECEMBER 31,       REMAINING       WEIGHTED AVERAGE    DECEMBER 31,    WEIGHTED AVERAGE
          PRICE                 1996        CONTRACTUAL LIFE    EXERCISE PRICE         1996         EXERCISE PRICE
        --------           --------------   ----------------   ----------------   --------------   ----------------
$1.00 - 3.50.............     245,000              3.9              $ 1.83           232,600            $ 1.75
$5.38 - 6.38.............     361,500              8.7                5.54           189,500              5.56
$15.25 - 16.88...........     220,000             10.0               15.99            12,000             16.88
                              -------            -----             -------           -------           -------
                              826,500              7.6              $ 7.22           434,100            $ 3.83
                              =======            =====             =======           =======           =======

     The Company follows the practice of recording amounts received upon the exercise of options by crediting common stock and additional capital. No charges are reflected in the statements of operations as a result of the grant or exercise of options. The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in an increase to the deferred tax asset and an increase in additional paid-in capital.

     The Company uses the intrinsic value method in accounting for its stock option plans. In applying this method, no compensation cost has been recognized. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net earnings and earnings per share would have resulted in the pro forma amounts indicated below:

                                                                 1995          1996
                                                              ----------    ----------
Net earnings
  As reported...............................................  $1,772,325    $3,384,506
  Pro forma.................................................   1,750,736     3,015,123
Primary earnings per share
  As reported...............................................  $      .15    $      .28
  Pro forma.................................................         .15           .25

     Fully diluted information is not presented, as reported and pro forma fully diluted earnings per share is not materially different from the primary earnings per share presented.

     For purposes of the pro forma amounts above, the fair value of each option grant was estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively; expected volatility of 70% for each year, risk-free interest rates of 5.86%, and 6.15%-6.46%; and expected lives of 5-7 years and 7 years.

                            THERAGENICS CORPORATION

WARRANTS

     During 1996, 40,000 warrants were exercised, resulting in proceeds to the Company of $225,000. The Company also has warrants outstanding at December 31, 1996 covering 60,000 shares of common stock. The warrants are exercisable at a price of $7.50 per share and expire in May 1999.

NOTE H -- MAJOR CUSTOMERS

     During 1994, there were sales to one major customer that equaled approximately ten percent of sales. During 1995 and 1996, there were no customers which individually comprised ten percent of sales.

NOTE I -- EMPLOYEE BENEFIT PLAN

     The Company sponsors a defined contribution 401(k) Plan covering all employees with at least six months of service and at least 21 years of age. The Plan permits participants to defer a portion of their compensation through payroll deductions. The Company may, at its discretion, contribute to the Plan on behalf of participating employees. Company discretionary contributions were approximately $27,700, $39,700 and $14,100 for 1994, 1995 and 1996,
respectively.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     6
The Company...........................    12
Recent Developments...................    12
Use of Proceeds.......................    13
Capitalization........................    13
Dividend Policy.......................    14
Price Range of Common Stock...........    14
Selected Financial Data...............    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    16
Business..............................    21
Management............................    33
Underwriting..........................    35
Legal Matters.........................    36
Experts...............................    36
Incorporation of Certain Documents by
  Reference...........................    36
Available Information.................    37
Index to Financial Statements.........   F-1

======================================================

======================================================

                                2,000,000 SHARES
                          THERAGENICS CORPORATION LOGO
                                  COMMON STOCK
                               ------------------
                                   PROSPECTUS
                                     , 1997
                               ------------------
                               SMITH BARNEY INC.

                                 DAIN BOSWORTH
                                  INCORPORATED

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     It is estimated that the Registrant will incur the following expenses in connection with the offering of the securities being registered:

SEC registration fee........................................  $ 15,943
Nasdaq Stock Market additional listing fee..................    17,500
NASD filing fee.............................................     5,761
Accounting fees and expenses................................    25,000
Legal fees and expenses.....................................   150,000
Printing and engraving expenses.............................   100,000
Miscellaneous expenses......................................    85,796
                                                              --------
          Total.............................................  $400,000
                                                              ========

     The foregoing items, except for the SEC registration fee, the Nasdaq Stock Market additional listing fee and the NASD filing fee, are estimated. The Registrant has agreed to bear all expenses (other than underwriting discounts and commissions) in connection with the registration and sale of the shares of Common Stock.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Seventh, Section II(a) of the Registrant's Certificate of Incorporation provides for the indemnification by the Registrant of each director, officer and employee of the Registrant to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may otherwise be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Article Seventh, Section I of the Company's Certificate of Incorporation provides that a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the Delaware General Corporation Law provides that a provision so limiting the personal liability of a director shall not eliminate or limit the liability of a director for, among other things: breach of the duty of loyalty; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; unlawful payment of dividends; and transactions from which the director derived an improper personal benefit.

     The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement contains certain provisions relating to the indemnification of the Company and its controlling persons by the Underwriters and relating to the indemnification of the Underwriters by the Company and its controlling persons.

ITEM 16.  EXHIBITS.

     The following items are filed as exhibits to this Registration Statement:


EXHIBIT                                  EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1.1     --  Form of Underwriting Agreement*
   4.1     --  Form of Common Stock Certificate(1)
   5.1     --  Opinion of Powell, Goldstein, Frazer & Murphy LLP*
  23.1     --  Consent of Grant Thornton LLP
  23.2     --  Consent of Powell, Goldstein, Frazer & Murphy LLP (contained in its opinion filed as Exhibit 5.1)*
  23.3     --  Consent of Patent Counsel
  24.1     --  Power of Attorney (contained on the signature page to this
               Registration Statement)*
  27.1     --  Financial Data Schedule (For SEC use only)*


---------------

  * Previously filed.
(1) Incorporated by reference to Exhibit 4.1 filed with the Company's registration statement on Form S-1, File No. 33-7097, and post-effective amendments thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Atlanta, State of Georgia, on this 25th day of March, 1997.


                                          THERAGENICS CORPORATION

                                          By:                  *
                                            ------------------------------------
                                                    M. Christine Jacobs
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----
                         *                           Chairman of the Board               March 25, 1997
---------------------------------------------------
                Charles Klimkowski

                         *                           President, Chief Executive          March 25, 1997
---------------------------------------------------    Officer and Director
                M. Christine Jacobs                    (Principal Executive Officer)

                         *                           Director                            March 25, 1997
---------------------------------------------------
                  John V. Herndon

                         *                           Director                            March 25, 1997
---------------------------------------------------
               Orwin L. Carter, Ph.D

                         *                           Director                            March 25, 1997
---------------------------------------------------
               Peter A. A. Saunders

                         *                           Director                            March 25, 1997
---------------------------------------------------
               Otis W. Brawley, M.D.

                /s/ BRUCE W. SMITH                   Treasurer and Chief Financial       March 25, 1997
---------------------------------------------------    Officer (Principal Financing
                  Bruce W. Smith                       and Accounting Officer)


---------------

*By:       /s/ BRUCE W. SMITH
     ---------------------------------
              Bruce W. Smith
             Attorney-in-fact